

P R E D I C T [redacted]

through H I G H P E R F O R M A N C E

UNITED DOMINION
Realty Trust

2002 ANNUAL REPORT



CONSISTENT [redacted] and ABOVE-AVERAGE RESULTS...

2002 Accomplishments

- Provided a total shareholder return of 22%, the highest among our peers
- Increased our dividend for the 26th consecutive year
- Generated funds from operations (FFO) growth of 10% per diluted share and adjusted funds from operations (AFFO) growth of 12% per diluted share over 2001
- Lowered the average rate on our debt from 6.6% at the beginning of the year to 5.9% by the year's end
- Increased the size of our unencumbered pool of assets to $2.4 billion
- Issued $200 million of seven-year 6.50% senior unsecured notes and used the net proceeds to reduce outstanding debt under our revolving credit facility
- Refinanced $294 million of mortgage debt that had a weighted average interest rate of 8%
- Redeemed $138 million of outstanding debt securities with a weighted average interest rate of 8.3%
- Smoothed debt maturities so that not more than 11% of our $2.1 billion of debt matures in any one year
- Issued 3 million shares of common stock at $14.91 per share and used the proceeds to acquire apartment communities
- Acquired 3,041 apartment homes in nine communities and one parcel of land for $267 million and invested an additional $69 million to acquire the interests held by development and investment partners in four existing communities with a total of 1,570 apartment homes
- Sold 25 communities with 6,990 apartment homes, one commercial property, and one parcel of land for $319 million, exiting markets where long-term growth prospects were limited
- Established a new development joint venture that will deliver up to $210 million of new apartment homes over the next three to five years
- Completed an independent enterprise risk management assessment of the company and developed plans to address key risk areas
- Launched process improvement programs in pricing, lease standardization, revenue assurance, purchasing and payables processing to reduce costs and improve resident services

UNITED DOMINION
Realty Trust



PINE AVENUE, *Long Beach*, CA

The ABILITY to DELIVER

Guiding Principles

Own and operate middle-market apartments across a national platform, thus enhancing stability and predictability of returns to our shareholders

Manage real estate cycles by taking an opportunistic approach to buying, selling and building apartment communities

Empower site associates to manage our communities efficiently and effectively

Measure and reward associates based on specific performance targets

Manage our capital structure to ensure predictability of earnings and dividends

Table of Contents



Corporate Headquarters
Regional Offices
Executive Office
Cities with > 3,000 Apartment Homes

Profile Page Top: SYCAMORE RIDGE, *Dublin*, OH

Profile Page Bottom L–R: RANCHO VALLECITOS, *San Marcos*, CA ▫ WINDEMERE AT SYCAMORE HIGHLANDS, *Riverside*, CA



UNITED DOMINION
Realty Trust

United Dominion Realty Trust (NYSE:UDR), founded in 1972, is among the oldest and largest multifamily real estate investment trusts (REITs) in the country. The company owns and operates 74,480 apartment homes in 260 communities, encompassing 57 markets dispersed throughout 20 states. Our 1,985 associates serve approximately 250,000 residents living in our apartment communities each year. In its 30-year history, the company has provided a total annualized return to our shareholders of 17% and has increased the dividend each of the last 26 years. Management is focused on becoming the best operator of middle-market apartment homes in the country. We believe that this strategy will deliver consistent, outstanding returns to our shareholders.





Financial Highlights

FUNDS FROM OPERATIONS

(Per Share)


$1.63
$1.45
$1.34
$1.37
$1.25
$0.96
1998
2000
2002
FFO Per Share
AFFO Per Share

COMMON DIVIDENDS

(Per Share)


$1.11
$1.07
$1.05
1998
2000
2002

APARTMENT HOMES

Owned at December *(In Thousands)*


87
77
74
1998
2000
2002

. . . YEAR AFTER YEAR

(In millions, except per share data and apartment homes owned)	Years Ended December 31, 2002	2001*	2000*
For the Year			
Rental income	**$ 594.3**	$ 565.3	$575.7
Income from continuing property operations excluding depreciation (NOI)	**356.5**	340.3	344.9
Income before gains on sales of investments, minority interests, discontinued operations, and extraordinary items	**51.7**	32.5	33.0
Income from discontinued operations, net of minority interests	**36.9**	11.4	14.6
Net income	**53.2**	61.8	76.6
Distributions to preferred shareholders	**27.4**	31.2	36.9
Net income available to common shareholders	**25.8**	27.1	42.7
Funds from operations (a)	**208.1**	178.8	178.5
Adjusted funds from operations (b)	**175.7**	147.3	153.8
Common distributions declared	**118.9**	109.0	110.2
Per Share			
Earnings per common share—diluted	**$ 0.24**	$ 0.27	$ 0.41
Funds from operations—diluted (a)	**1.63**	1.48	1.45
Adjusted funds from operations—diluted (b)	**1.37**	1.22	1.25
Common distributions declared	**1.11**	1.08	1.07
At Year End			
Real estate owned, at carrying value (c)	**$3,967.5**	$3,907.7	$3,836.3
Secured debt	**1,015.7**	974.2	866.1
Unsecured debt	**1,041.9**	1,090.0	1,126.2
Shareholders' equity	**1,001.3**	1,042.7	1,218.9
Number of common shares outstanding	**106.6**	103.1	102.2
Number of completed apartment homes owned	**74,480**	77,567	77,219

(a) Funds from operations (FFO) is defined as net income (computed in accordance with generally accepted accounting principles), excluding gains (losses) from sales of depreciable property, plus real estate depreciation and amortization, less preferred dividends and after adjustments for unconsolidated partnerships and joint ventures. This definition conforms with the National Association of Real Estate Investment Trust's definition issued in October 1999 which was effective beginning January 1, 2000. For 2001, FFO and FFO per share include a non-recurring charge of $8.6 million or $0.07 per share related to workforce reductions, other severance costs, executive office relocation costs, and the write down of seven undeveloped land sites along with United Dominion's investment in an online apartment leasing company. For 2000, FFO and FFO per share include a non-recurring charge of $3.7 million or $0.03 per share related to the settlement of litigation and an organizational charge.

(b) Adjusted funds from operations (AFFO) is defined as FFO less recurring capital expenditures for our stabilized portfolio of $425 per home in 2002, $418 per home in 2001, and $311 per home in 2000.

(c) Includes real estate held for investment, real estate held for disposition, and real estate under development, before depreciation.

**Reclassified to conform to current year presentation as described in Note 3 to the consolidated financial statements.*



"At United Dominion, we understand what it takes to produce above-average returns over the long run: a solid product that resists economic fluctuations; an adaptable culture that anticipates adversity and seizes opportunities; skilled, experienced management; and strong independent corporate governance that ensures knowledge, focus, and discipline."

ROBERT C. LARSON
Chairman



"We are extremely proud of our record of uninterrupted dividend increases going back 26 years, and we are determined to continue that record. This year was a case in point. Although it was a difficult year for the industry, we outperformed our peers on most metrics and are rapidly improving on others."

THOMAS W. TOOMEY
President and Chief Executive Officer

Dear Shareholders:

This was a memorable year for United Dominion Realty Trust. On October 24, 2002, we rang the closing bell at the New York Stock Exchange in honor of our 30th anniversary. Over these 30 years, we have demonstrated our ability to evolve and grow regardless of economic conditions. Today, United Dominion is the fourth largest apartment REIT in the United States, with over $4 billion in real estate assets comprised of 74,480 apartment homes in 57 markets dispersed throughout 20 states.

We celebrated our 30th year as we celebrated the last 26 years, by announcing an increase in our dividend. In a very difficult year for multifamily housing, our dividend grew 3% to $1.11 per share. We are extremely proud of this record, and we are committed to strengthening our company to safeguard this tradition.

What does it take to produce this kind of predictability? First, a ***solid product*** that resists fluctuations in the marketplace. At United Dominion, we concentrate on housing—a basic need—and more specifically, middle-market apartments. This segment is much more resistant to changes in economic conditions than other apartment classes and is affordable to 75% of people renting apartments.

Second, high performance predictability requires ***knowledge***, both of our markets and our business, ***focus*** on the fundamentals, and the ***discipline*** to execute according to plan. A primary responsibility of our management team is to expand and disseminate our knowledge base throughout the company, set specific, metric-driven goals, and motivate our associates to pursue these targets until they are met.

PREDICTABILITY THROUGH HIGH PERFORMANCE

Operational Management □ Portfolio Management
Corporate & Financial Management

Our total return to shareholders for 2002 was 22%, the highest among apartment REITs for the second consecutive year. Excluding United Dominion, our peer group total return was minus 6%. Additionally, funds from operations (FFO) and adjusted funds from operations (AFFO) both grew. FFO for 2002 was $208 million, or $1.63 per share, up 10% per diluted share from 2001. AFFO for 2002 was $176 million, or $1.37 per share, up 12% per diluted share from the previous year. By managing prudently through significant market challenges, we produced growth that again was unequaled in our industry.

Predictability Through High Performance

While we cannot predict the future, we can manage for it and produce the best possible outcomes for our company by taking charge of circumstances that can be controlled. We call this approach ***predictability through high performance.***

At the same time, we understand that blind consistency does not produce predictable, above-average returns year after year. High performance predictability requires an ***adaptable culture***, poised to identify, create, and seize opportunities. At United Dominion, we stand ready to capitalize on skills gained from managing through a variety of business cycles. We understand that by strengthening the balance sheet and increasing FFO, we generate financial resources that create a margin of safety for difficult times and that allow us to seize opportunities when they arise.

Finally, predictable high performance depends on ***strong, independent corporate governance.*** Eight of the ten United Dominion board members, including our chairman, are independent, possessing the skills and the experience to challenge and guide management as we formulate and execute our strategies.


HERITAGE GREEN, *Hilliard*, OH

Creating Predictable Advantage

Our emphasis on achieving the performance necessary for predictable, above-average returns was evident this year in our three strategic areas of focus: operational management, portfolio management, and corporate and financial management. Our executives and our board have put all of these elements in place, and we are just beginning to reap the benefits.

☐ *Operational Management* United Dominion is distinguished by its focus on predictability through excellence in operational management. Operational excellence is perhaps the most difficult goal for a decentralized business to achieve, as it involves aligning people and processes across a geographically diverse area and with a perpetually renewing portfolio. This value proposition has the potential to produce superior growth in shareholder returns.

A number of operational excellence initiatives we undertook this year are part of an ongoing effort to instill best practices and consistent processes across our diverse communities. We piloted a leasing agent school to help members of our sales organization better understand their goals, instituted standard forms for leases and standard procedures for collecting rent and fees, and strengthened our revenue assurance program designed to price our apartments dynamically at the individual community level. We also enhanced our information systems to communicate operating results better and conducted extensive customer research.

Our efforts focus not only on revenues, but also on cost containment. Building electronic processing capabilities in procurement, payroll disbursement, document storage and retrieval, and vendor payments, serves to reduce costs and increase efficiencies. Continuous improvement in these and other areas will further add to shareholder value in the years ahead.

☐ *Portfolio Management* We plan to reduce the volatility of net operating income and achieve greater operating efficiencies by investing in fewer markets. Our ultimate goal is to be in 25 to 30 markets, each with no less than 1,500 apartment homes and no more than 12,000 apartment homes. This year, we made progress by selling older assets in slow growth markets and reinvesting the proceeds in newer assets in higher growth markets.

We pursue this strategy opportunistically, buying better quality, better located or undermanaged communities in markets earmarked for concentration, and liquidating our investments in markets where operating efficiencies are not possible and long-term growth is less likely. We made strategic purchases in Austin and Arlington, Texas; Denver; Seattle/Tacoma; Baltimore; Southern California; and the Virginia and Maryland suburbs of Washington, D.C.; and substantially exited San Antonio, Memphis, Tucson, Las Vegas, Naples, Fort Worth, and Albuquerque. In the process, we sold assets with average rents of $655 and replaced them with assets with average rents of

$907. We also formed a joint venture with AEGON USA Realty Advisors, Inc. to develop apartment homes on a national basis.

□ *Corporate and Financial Management* We've increased the potential for predictable high returns by dramatically strengthening the balance sheet. In 2002, we completed in excess of $1 billion of capital market transactions, lowering the average cost of our borrowings, spreading our debt maturities more evenly, and increasing the level of unencumbered assets. These activities, in turn, make it more efficient for us to access the equity, secured debt, and unsecured debt markets.

These initiatives were rewarded in January 2003 when United Dominion became the first multifamily REIT to be included in the S&P MidCap 400 Index.

Prepared for the Challenges of 2003

Infusing high performance predictability throughout an organization requires many initiatives that become mutually reinforcing as they take hold. The initiatives that we began in 2001 have already made a dramatic difference, and we will continue to reap the benefits as we focus on additional enhancements to increase our predictability and profitability.

We fully expect United Dominion, like all companies in our industry, to be tested by the events that will unfold in 2003, but we believe our emphasis on predictability through high performance will produce above-average returns and safeguard the dividend. Accordingly, we look forward to 2003, not complacently, but optimistically.

As we end the year 2002, we would like to thank R. Toms Dalton, Jr., who is leaving the Board of Directors after 30 years of service. Mr. Dalton has made the safety and security of shareholder returns a touchstone of this company and we will continue to follow his example.

Sincerely,

Robert C. Larson
Chairman

Thomas W. Toomey
President and Chief Executive Officer



"We have a talented, highly dedicated management team. One of their primary goals is to extend knowledge and capabilities to all associates at the community level."

Predictability through OPERATIONAL MANAGEMENT



United Dominion will be recognized as a **superior operator** by our residents, associates, and shareholders. **Operational excellence** is a source of **growth** in **shareholder value** that can be sustained **year after year.** It will be a key differentiator for our company.

Our approach to predictability through operational management is straightforward. United Dominion will be recognized as a superior operator by our residents, associates, and shareholders. This is a demanding challenge. Operational excellence is difficult to achieve and, once achieved, to maintain, but it is also a source of growth in shareholder value that can be sustained year after year. It will be a key differentiator for our company.



One of the foundations of operational excellence is process improvement. We break down each process into its constituent parts to determine how we can best leverage company resources to yield greater efficiency. We supplement these efforts with advanced business systems when appropriate.

We are continuing to apply process improvement methodologies in a variety of areas, including pricing, leasing, revenue assurance, and purchasing. We continue to standardize purchasing to benefit from national discounts for appliances and other goods and services. At the same time, we are augmenting our market research and creating systems that will help our local associates price each of their apartment homes more effectively, and we are ensuring that all of our communities adopt a consistent leasing process.



Process improvement is only one element of operational excellence. Equally important, operational excellence requires people with the aptitude, the skills, and the motivation to put these processes into practice while meeting or exceeding our residents' expectations. As part of our effort to attract and retain the best associates and reduce turnover, we focused this year on better understanding and, in some cases, rethinking each position within our company and developing new, more flexible career paths for those demonstrating outstanding achievement.

To build associate skills, we piloted a leasing training program to improve sales performance and resident retention. We also launched a number of other training initiatives for new associates in the field that

MONTHLY AVERAGE RENT

(Same Communities)


$600
$670
$709
1998
2000
2002



focused on company policies on leasing, fees, fair housing, and other issues. We continued to refine our rewards and incentives to ensure that we maintain an environment where talented, committed individuals who come together as teams to produce extraordinary results are both recognized and well compensated.

We are in the midst of creating predictive models that will tell us, not only how successful these efforts are today, but also, through the use of historical data and other key metrics, how our communities are likely to perform in the future. Our goal is to identify areas for improvement and develop better processes to increase the certainty of results.

These efforts are producing results. Our resident turnover in 2002 was down a full percentage point, and in the fourth quarter it was down 12% from the prior year. Year over year, our bad debt expense was down 21%, fee income and cost reimbursements were up 22%, and operating expenses per unit were up less than 1%. Associate turnover was down over 2% in a year when the number of associates per managed apartment home declined.

In the long run, achieving operational excellence will enhance our ability to execute across all functional areas of our company. By increasing cash flows from our real estate portfolio, operational excellence increases the value of the properties we sell and enables us to borrow on more favorable terms to strengthen our financial flexibility.



BRITTON WOODS, *Dublin*, OH







SAME COMMUNITY 2002
NOI BY REGION

(Dollars in Millions)



☐ Southeast	$126.2	37%
☐ Southwest	$ 79.9	23%
☐ West	$ 59.4	17%
☐ Mid-Atlantic	$ 50.3	15%
☐ Midwestern	$ 27.2	8%

Top to Bottom: COBBLESTONE, *Arlington, TX* ▪ BRITTON WOODS, *Dublin, OH* ▪ PINE AVENUE, *Long Beach, CA*

Predictability through PORTFOLIO MANAGEMENT



Our portfolio management strategy contributes to our goal of predictably higher returns for our shareholders through our concentration on specific product segments, geographic diversification, and our ability to develop, buy, and sell.



There are a number of ways in which our portfolio management strategy contributes to our goal of predictably higher returns for our shareholders. The first is our concentration on a specific product segment—middle-market apartments—that is less affected than other forms of real estate by sluggish economic times, while responding positively in periods of growth. The second is our geographic diversification that enables us to reduce our exposure to economic, geographic, and employer risks, gain operational efficiencies, improve asset quality, and increase our net operating income. And the third is our ability to develop, buy, and sell opportunistically within each market to add value.

In 2002, we sold 25 communities with a total of 6,990 apartment homes, 143,000 square feet of commercial property, and one parcel of land for an aggregate price of $319 million and recognized financial reporting gains of $32 million. We substantially exited San Antonio, Memphis, Tucson, Las Vegas, Naples, Fort Worth, and Albuquerque.

Redeploying the proceeds, we bought higher quality, better located properties in Austin and Arlington, Texas; Denver; Seattle/Tacoma; Baltimore; Southern California; and the Virginia and Maryland suburbs of Washington, D.C. This year, we acquired nine communities with 3,041 homes and one parcel of land for an aggregate price of $267 million and invested $69 million to acquire the interests held by development and investment partners in four additional communities with a total of 1,570 homes.



When conditions are right, we use development as an alternative to purchasing new apartments. While development requires a commitment of capital for which no immediate return is generated, it results in greater long-term value as we are able to control product, pricing, and promotion for sites that frequently compete with existing communities. In 2002, we formed a new joint venture with AEGON USA Realty Advisors, Inc. to develop approximately eight to ten garden style apartment communities over the next three to five years, with a total development cost of up to $210 million. The venture will obtain bank financing for 65% to 80% of total costs, with AEGON providing 80% and United Dominion providing 20% of the equity required.



Our **strategies** in the areas of **financial flexibility, risk management,** and **capital allocation** also contribute to **predictability.**

Financial flexibility involves the ability to tap different sources of capital at attractive pricing on our own timetable. Balancing our debt maturities, increasing the pool of unencumbered assets, and increasing our fixed charge coverage ratio, all work together to enhance flexibility and predictability, and we made significant progress in all of these areas during 2002.



The annual interest cost on our debt declined from 6.6% to 5.9% during 2002, as we refinanced $294 million of our secured debt and redeemed $138 million of our highest interest rate bonds that had an average coupon of 8.3%. Though these transactions involved the payment of premiums and yield maintenance penalties, much of the cash required to complete these transactions was recovered from low earning escrows. The significant reduction of interest rates over the remaining lives of our outstanding obligations resulted in substantial net present value gains for our shareholders.

MARKET CAPITALIZATION

(Dollars in Billions)


$3.53
$3.56
$4.23
$1.16
$1.19
$1.86
$0.25
$0.38
$0.31
$2.12
$1.99
$2.06
1998
2000
2002
Common Equity at Market
Preferred Equity at Market
Total Debt at Book

Our unencumbered pool of assets now stands at $2.4 billion, or 62% of total real estate owned. Our fixed charge coverage ratio, a key driver of our credit rating and total cost of debt improved from 2.15x to 2.24x during 2002. We were one of very few multifamily REITs to improve our fixed charge coverage ratio this year. At year end, we had smoothed our debt maturity schedule so that not more than 11% of our $2.1 billion of outstanding debt matures in any one year. Each of these successes greatly contributes to our predictability of earnings and reduces our refinancing risks.

We took advantage of this increased financial flexibility during 2002, both in the debt and the equity markets. For the first time in many years we tapped the bond market, issuing $200 million of seven-year senior unsecured notes at a 6.50% coupon. Early in the year, we issued 3 million shares of our common stock at a price of $14.91, enabling us to carry out our portfolio repositioning activity without earnings dilution.

This was a very attractive price compared to the average of $14.16 at which we repurchased 914,000 shares throughout the year.



Proactive management of risks also contributes to predictability. During 2002, we engaged an independent consultant to conduct an enterprise-wide evaluation of our risk environment, and to work with management and the board to prioritize these risks and develop plans to manage and monitor them. Everything from the risk of natural disasters, the loss of key associates, and the integrity of our information systems was evaluated, and action plans were developed and implemented to address each risk area that is critical to our success.

Prudent capital allocation, for internal projects as well as for new investments in real estate, also contributes to predictability. For example, rather than invest in the development of new technology, we have focused our efforts on making better use of the systems we already own, and on the evaluation of technology available in the marketplace that could enable us to serve our residents more effectively. Ongoing maintenance initiatives will ultimately improve the scheduling and cost-effectiveness of our service delivery, and a project to centralize the processing of our vendor invoices will increase the amount of time our site associates can spend with existing residents and reaching out to potential new ones.



PARADISE FALLS, *Phoenix, AZ*





Left to Right: OAKS AT WESTON, *Morrisville*, NC ■ HICKORY CREEK, *Columbus*, OH ■ GREENSVIEW, *Aurora*, CO

Adjusted Funds From Operations (AFFO)—This term refers to a computation made by analysts and investors to measure a real estate company's cash flow generated by operations. AFFO is calculated by subtracting from Funds From Operations those normalized recurring expenditures that are capitalized by a REIT and then amortized, but which are necessary to maintain a REIT's properties and its revenue stream (e.g., new carpeting and drapes in apartment homes). This calculation is also called Cash Available for Distribution (CAD) or Funds Available for Distribution (FAD).

Discontinued Operations—Properties which have been sold during the current calendar year or are under contract of sale at year end. The operating results of these properties have been segregated in the Consolidated Statements of Operations.

Equity Market Capitalization—The market value of all outstanding common stock of a company.

Fixed Charge Coverage Ratio—United Dominion calculates this ratio with the numerator equal to net operating income adjusted for minority interests and non-recurring charges and a denominator of interest expense and preferred dividends.

Funds From Operations (FFO)—The most commonly accepted and reported measure of REIT operating performance. Defined as net income (computed in accordance with generally accepted accounting principles), excluding gains and losses from sales of depreciable property, adding back real estate depreciation and amortization, less preferred dividends, and after adjustments for unconsolidated partnerships and joint ventures.

Middle-Market Apartment—United Dominion defines these apartments as those that have rental rates that 75% of apartment renters can afford.

Net Asset Value (NAV)—The net "market value" of all of a company's assets, including but not limited to its operating properties, after subtracting all of its liabilities and obligations.

Net Operating Income—Earnings before interest, taxes, depreciation, and amortization.

Real Estate Investment Trust (REIT)—A REIT is a company dedicated to owning and, in most cases, operating income-producing real estate, such as apartments, shopping centers, offices, and warehouses. Authorized by the Real Estate Investment Act of 1960, REITs were established to stimulate investment in real estate by offering small investors the opportunity to pool their investments to gain the benefits of both real estate ownership and professional real estate management. As a general rule, REITs will be exempt from federal income taxation to the extent they distribute their taxable income to shareholders as dividends.

Same Communities—United Dominion defines same communities as those that were both owned and stabilized as of the beginning of the previous calendar year, and remain in the portfolio at the measurement date.

Total Market Capitalization—The total market value of a REIT's outstanding common stock and indebtedness.

Total Shareholder Return—A stock's dividend income plus capital appreciation, before taxes and commission, and after considering the reinvestment of dividends.

Financial Table of Contents



Selected Financial Data

UNITED DOMINION REALTY TRUST, INC.

In thousands, except per share data and apartment homes owned	2002	2001*	2000*	1999*	1998*
	Years Ended December 31,				
Operating Data[a]					
Rental income	**$ 594,314**	$ 565,322	$ 575,657	$ 576,215	$ 441,259
Income before gains on sales of investments, minority interests, discontinued operations, and extraordinary items	**51,724**	32,495	33,015	46,722	35,122
Gains on sales of land and depreciable property	**1,248**	24,748	31,450	37,995	26,672
Income from discontinued operations, net of minority interests	**36,937**	11,424	14,642	12,653	12,217
Extraordinary items—early extinguishment of debt, net of minority interests	**(33,766)**	(3,240)	775	859	(138)
Net income	**53,229**	61,828	76,615	93,622	72,332
Distributions to preferred shareholders	**27,424**	31,190	36,891	37,714	23,593
Net income available to common shareholders	**25,805**	27,142	42,653	55,908	48,739
Common distributions declared	**118,888**	108,956	110,225	109,607	107,758
Weighted average number of common shares outstanding—basic	**106,078**	100,339	103,072	103,604	99,966
Weighted average number of common shares outstanding—diluted	**106,952**	101,037	103,208	103,639	100,062
Weighted average number of common shares, OP Units and common share equivalents—diluted	**127,838**	120,728	123,005	124,127	103,793
Per share:					
Income before discontinued operations and extraordinary items per share, net of minority interests	**$ 0.21**	$ 0.19	$ 0.26	$ 0.41	$ 0.37
Basic earnings per share	**0.24**	0.27	0.41	0.54	0.49
Diluted earnings per share	**0.24**	0.27	0.41	0.54	0.49
Common distributions declared	**1.11**	1.08	1.07	1.06	1.05
Balance Sheet Data[a]					
Real estate owned, at carrying value	**$3,967,483**	$3,907,667	$3,836,320	$3,953,045	$3,952,752
Accumulated depreciation	**748,733**	646,366	509,405	395,864	316,630
Total real estate owned, net of accumulated depreciation	**3,218,750**	3,261,301	3,326,915	3,557,181	3,636,122
Total assets	**3,276,136**	3,348,091	3,453,957	3,688,317	3,762,940
Secured debt	**1,015,740**	974,177	866,115	1,000,136	1,072,185
Unsecured debt	**1,041,900**	1,090,020	1,126,215	1,127,169	1,045,564
Total debt	**2,057,640**	2,064,197	1,992,330	2,127,305	2,117,749
Shareholders' equity	**1,001,271**	1,042,725	1,218,892	1,310,212	1,374,121
Number of common shares outstanding	**106,605**	103,133	102,219	102,741	103,639
Other Data[a]					
Cash Flow Data					
Cash provided by operating activities	**$ 226,700**	$ 224,411	$ 224,160	$ 190,602	$ 140,597
Cash (used in)/provided by investing activities	**(65,062)**	(64,055)	58,705	(103,836)	(263,864)
Cash (used in)/provided by financing activities	**(163,127)**	(166,020)	(280,238)	(105,169)	148,875

(continued)

Selected Financial Data

UNITED DOMINION REALTY TRUST, INC.

In thousands, except per share data and apartment homes owned	2002	2001*	2000*	1999*	1998*
	Years Ended December 31,				
Funds from Operations[(b)]					
Net income	$ 53,229	$ 61,828	$ 76,615	$ 93,622	$ 72,332
Adjustments:					
Distributions to preferred shareholders	(27,424)	(31,190)	(36,891)	(37,714)	(23,593)
Real estate depreciation, net of other partnerships' interest	150,743	135,958	140,322	109,847	91,081
Gains on sales of depreciable property, net of other partnerships' interest	(1,244)	(24,007)	(30,300)	(37,995)	(26,672)
Minority interests of unitholders in operating partnership	1,500	1,374	1,766	3,362	1,430
Real estate depreciation related to unconsolidated entities	471	1,105	251	181	24
Extraordinary items—early extinguishment of debt, net of minority interests	33,766	3,240	(775)	(859)	138
Discontinued Operations:					
Real estate depreciation	6,986	14,248	11,198	10,696	8,507
Minority interests of unitholders in operating partnership	2,433	828	1,063	1,004	—
Impairment loss on real estate	2,301	—	—	—	—
Gains on sales of depreciable property	(31,450)	—	—	—	—
Extraordinary items—early extinguishment of debt, net of minority interests	975	(4)	—	—	—
Funds from operations—basic	$ 192,286	$ 163,380	$ 163,249	$ 142,144	$ 123,247
Adjustment:					
Distributions to preferred shareholders—Series D (Convertible)	15,779	15,428	15,300	15,154	986
Funds from operations—diluted	$ 208,065	$ 178,808	$ 178,549	$ 157,298	$ 124,233
Adjustment:					
Recurring capital expenditures	(32,341)	(31,535)	(24,794)	(43,528)	(25,019)
Adjusted Funds from Operations—diluted[(c)]	$ 175,724	$ 147,273	$ 153,755	$ 113,770	$ 99,214
Apartment Homes Owned					
Total apartment homes owned at December 31	74,480	77,567	77,219	82,154	86,893
Weighted average number of apartment homes owned during the year	76,567	76,487	80,253	85,926	70,724

(a) In 1998, United Dominion completed the following statutory mergers: (i) ASR Investments Corporation Inc. on March 27, 1998 for an aggregate purchase price of $323 million and; (ii) American Apartment Communities II on December 7, 1998 for an aggregate purchase price of $794 million.

(b) Funds from operations ("FFO") is defined as net income (computed in accordance with generally accepted accounting principles), excluding gains (losses) from sales of depreciable property, plus depreciation and amortization, less preferred dividends and after adjustments for unconsolidated partnerships and joint ventures. This definition conforms with the National Association of Real Estate Investment Trust's definition issued in October 1999 which was effective beginning January 1, 2000. United Dominion considers FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flows as a measure of United Dominion's activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs. For 2001, FFO includes a non-recurring charge of $8.6 million related to workforce reductions, other severance costs, executive office relocation costs, and the write down of seven undeveloped land sites along with United Dominion's investment in an online apartment leasing company. For 2000, FFO includes a non-recurring charge of $3.7 million related to the settlement of litigation and an organizational charge.

(c) Adjusted funds from operations is defined as FFO less recurring capital expenditures for our stabilized portfolio.

** Reclassified to conform to current year presentation as described in Note 3 to the consolidated financial statements.*

Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include, without limitation, statements concerning property acquisitions and dispositions, development activity and capital expenditures, capital raising activities, rent growth, occupancy, and rental expense growth. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of United Dominion Realty Trust, Inc. to be materially different from the results of operations or plans expressed or implied by such forward-looking statements. Such factors include, among other things, unanticipated adverse business developments affecting United Dominion, or its properties, adverse changes in the real estate markets and general and local economies and business conditions. Although United Dominion believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore such statements included in this report may not prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by United Dominion or any other person that the results or conditions described in such statements or the objectives and plans of United Dominion will be achieved.

Factors Affecting Our Business and Prospects

There are many factors that affect our business and the results of our operations, some of which are beyond our control. These factors include:

- Unfavorable changes in apartment market and economic conditions that could adversely affect occupancy levels and rental rates.
- The failure of acquisitions to achieve anticipated results.
- Possible difficulty in selling apartment communities.
- Competitive factors that may limit our ability to lease apartment homes or increase or maintain rents.
- Insufficient cash flow that could affect our debt financing and create refinancing risk.
- Failure to generate sufficient revenue, which could impair our debt service payments and distributions to shareholders.
- Development and construction risks that may impact our profitability.
- Our failure to succeed in new markets.
- Changing interest rates, which could increase interest costs and affect the market price of our securities.
- Potential liability for environmental contamination, which could result in substantial costs.
- The imposition of federal taxes if we fail to qualify as a REIT in any taxable year.

Business Overview

United Dominion is a real estate investment trust, or REIT, that owns, acquires, renovates, develops, and manages middle-market apartment communities nationwide. We were formed in 1972 as a Virginia corporation and our subsidiaries include two operating partnerships, United Dominion Realty, L.P. and Heritage Communities, L.P. Unless the context otherwise requires, all references in this report to "we," "us," "our," or "United Dominion" refer collectively to United Dominion Realty Trust, Inc. and its subsidiaries.

From 1996 through 1999, United Dominion acquired other REITs, private portfolios, and individual communities to create a national platform. Since that time, we have upgraded the quality of our portfolio through capital reinvestment, development, divestitures and acquisitions, and invested in infrastructure and technology to support our portfolio of assets. In 2001, management established a long-term strategy that resulted in certain fundamental conclusions and initial steps towards achieving our goals.

We believe that we must distinguish ourselves within the industry to maintain a leadership position over the long-term. We believe an increased focus on being an excellent operator of apartment homes will be a compelling and successful business model to differentiate United Dominion in the eyes of residents, associates, and investors. With this strategy, we believe that we can become the best in the multifamily industry based upon the following key principles:

- OPERATIONAL EXCELLENCE—In short, operational excellence is a way of doing business with consistent, standard systems and business processes throughout our organization, to provide customers, residents, and associates similar experiences regardless of location. Through operational excellence, we believe that we can enhance our existing portfolio and new properties we seek to acquire, deliver superior service to our residents, and provide greater returns to our investors.
- MIDDLE-MARKET—United Dominion will focus efforts on owning and managing apartments that provide housing for customers who cannot typically afford an entry-level home, or customers who choose apartment living over other alternatives. We will primarily serve the price-sensitive, value-for-money customers, in the broad middle-market segments of the population.
- PORTFOLIO MANAGEMENT—We intend to continue to own and operate middle-market apartment homes across a geographically diverse platform. We believe that enhancing our presence in 25 to 30 core markets will enable us to capitalize on operating efficiencies. As local market cycles create opportunities, we intend to exit current markets where long-term growth is below the national average (the "non-core markets"), and redeploy capital within our core markets.

We believe that over the long-term, the fundamental principles of operational excellence, middle-market focus, and proactive portfolio management will better position United Dominion to serve its residents, increase profitability, provide rewarding careers to our associates, and capitalize on changes in the marketplace.

At December 31, 2002, United Dominion's portfolio included 260 communities with 74,480 apartment homes nationwide. The following table summarizes United Dominion's market information by major geographic markets (includes real estate held for disposition, real estate under development, and land, but excludes commercial properties):

	As of December 31, 2002				Year Ended December 31, 2002	
	Number of Apartment Communities	Number of Apartment Homes	Percentage of Carrying Value	Carrying Value (in thousands)	Average Physical Occupancy	Average Monthly Rental Rates
Dallas, TX	15	5,133	6.6%	$ 262,197	93.6%	$ 703
Houston, TX	22	5,726	5.9%	231,886	93.8%	644
Phoenix, AZ	12	3,855	5.8%	227,703	93.1%	717
Orlando, FL	14	4,140	5.2%	205,970	91.8%	739
Raleigh, NC	11	3,663	5.2%	203,887	89.5%	738
Metropolitan DC	8	2,330	4.4%	172,734	95.8%	937
Arlington, TX	10	3,465	4.0%	158,031	94.5%	677
Tampa, FL	10	3,372	3.9%	153,925	91.6%	706
Columbus, OH	6	2,530	3.8%	149,247	94.0%	689
San Francisco, CA	4	980	3.6%	141,245	97.2%	1,590
Charlotte, NC	10	2,711	3.5%	139,050	90.8%	643
Southern California	5	1,558	3.3%	130,459	95.1%	928
Nashville, TN	8	2,220	3.0%	120,572	92.4%	669
Greensboro, NC	8	2,122	2.6%	104,653	90.4%	613
Monterey Peninsula, CA	9	1,706	2.5%	98,264	92.1%	914
Richmond, VA	8	2,372	2.5%	97,759	94.5%	723
Wilmington, NC	6	1,868	2.3%	91,247	91.4%	655
Baltimore, MD	7	1,470	2.3%	89,345	96.0%	861
Atlanta, GA	6	1,426	1.8%	72,547	89.3%	728
Columbia, SC	6	1,584	1.6%	62,716	95.0%	592
Jacksonville, FL	3	1,157	1.5%	58,974	95.0%	675
Norfolk, VA	6	1,438	1.4%	54,727	97.3%	698
Lansing, MI	4	1,226	1.3%	50,185	93.2%	675
Seattle, WA	3	628	0.9%	34,291	92.6%	748
Other Western	6	2,650	4.0%	157,164	91.7%	760
Other Pacific	8	2,275	3.1%	124,176	91.7%	742
Other Southwestern	8	2,077	2.8%	110,066	91.0%	717
Other Florida	8	2,089	2.7%	107,797	93.8%	783
Other Midwestern	10	2,122	2.4%	95,627	93.9%	635
Other North Carolina	8	1,893	1.9%	75,865	95.2%	572
Other Southeastern	4	1,394	1.7%	69,273	90.0%	591
Other Mid-Atlantic	5	928	1.1%	42,835	97.0%	801
Other Northeastern	2	372	0.5%	18,253	96.9%	692
Real Estate Under Development	—	—	0.5%	21,269	—	—
Land	—	—	0.4%	16,196	—	—
Total Apartments	260	74,480	100.0%	$3,950,135	93.0%	$ 721

Liquidity and Capital Resources

Liquidity is the ability to meet present and future financial obligations either through the sale or maturity of existing assets or by the acquisition of additional funds through working capital management. Both the coordination of asset and liability maturities and effective working capital management are important to the maintenance of liquidity. United Dominion's primary source of liquidity is its cash flow from operations as determined by rental rates, occupancy levels, and operating expenses related to its portfolio of apartment homes. United Dominion routinely uses its unsecured bank credit facility to temporarily fund certain investing and financing activities prior to arranging for longer-term financing. During the past several years, proceeds from the sale of real estate have been used for both investing and financing activities.

United Dominion expects to meet its short-term liquidity requirements generally through its net cash provided by operations and borrowings under credit arrangements. We expect to meet certain long-term liquidity requirements such as scheduled debt maturities, the repayment of financing on development activities, and potential property acquisitions, through long-term secured and unsecured borrowings, the disposition of properties, and the issuance of additional debt or equity securities of United Dominion. We believe that our net cash provided by operations will continue to be adequate to meet both operating requirements and the payment of dividends by United Dominion in accordance with REIT requirements in both the short- and long-term. Likewise, the budgeted expenditures for improvements and renovations of certain properties are expected to be funded from property operations.

United Dominion filed a shelf registration statement in December 1999 providing for the issuance of up to an aggregate of $700 million in common shares, preferred shares, and debt securities to facilitate future financing activities in the public capital markets. Under this shelf registration statement, United Dominion sold 3.0 million shares of common stock at a price of $14.91 per share in March 2002 and issued $200 million of 6.50% senior unsecured notes due June 2009 in June 2002. In December 2002, United Dominion replaced its existing shelf with a new shelf registration statement providing for the issuance of up to an aggregate of $1 billion in debt securities, preferred stock, and common stock and, as a result, the previous shelf registration will no longer be used for our securities' offerings. In January 2003, coinciding with our inclusion in the S&P MidCap 400 Index, United Dominion sold 2.0 million shares of common stock at a public offering price of $15.71 per share under the new shelf registration statement. We received net proceeds from this offering of approximately $31 million, which will be used to repay debt and for general corporate purposes. In February 2003, United Dominion sold $150 million of 4.50% medium-term notes due in March 2008 under a new $300 million medium-term note program. The net proceeds from the issuance of approximately $149 million are anticipated to be used to repay amounts outstanding on United Dominion's $375 million unsecured revolving credit facility. Access to capital markets is dependent on market conditions at the time of issuance.

Future Capital Needs

Future development expenditures are expected to be funded primarily through joint ventures or with proceeds from the sale of property and, to a lesser extent, cash flows provided by operating activities. Acquisition activity in strategic markets is expected to be largely financed through the issuance of equity and debt securities, the issuance of operating partnership units, the assumption of secured debt, and by the reinvestment of proceeds from the sale of property in non-strategic markets.

During 2003, United Dominion has approximately $19.5 million of secured debt and $115.1 million of unsecured debt maturing that we anticipate repaying using proceeds from mortgage refinancing activity, borrowings under secured or unsecured credit facilities, or the issuance of new unsecured debt securities.

Critical Accounting Policies and Estimates

Our critical accounting policies are those having the most impact on the reporting of our financial condition and results and those requiring significant judgments and estimates. These policies include those related to (1) capital expenditures, (2) impairment of long-lived assets, and (3) derivatives and hedging activities. With respect to these critical accounting policies, management believes that the application of judgments and assessments is consistently applied and produces financial information that fairly depicts the results of operations for all periods presented.

Capital Expenditures

In conformity with accounting principles generally accepted in the United States, United Dominion capitalizes those expenditures related to acquiring new assets, materially enhancing the value of an existing asset, or substantially extending the useful life of an existing asset. Expenditures necessary to maintain an existing property in ordinary operating condition are expensed as incurred.

During 2002, $42.8 million or $563 per home was spent on capital expenditures for all of United Dominion's communities excluding development and commercial properties. These capital improvements included turnover related expenditures for floor coverings and appliances, other recurring capital expenditures such as HVAC equipment, roofs, landscaping, siding, parking lots, and other non-revenue enhancing capital expenditures, which aggregated $32.3 million or $425 per home. In addition, revenue enhancing capital expenditures, including water sub-metering, the initial installation of microwaves or washer-dryers, and extensive interior upgrades totaled $9.4 million or $124 per home and major renovations totaled $1.1 million or $14 per home for the year ended December 31, 2002.

The following table outlines capital expenditures and repairs and maintenance costs for United Dominion's total portfolio, excluding real estate under development and commercial properties for the periods presented (dollars in thousands):

	Year Ended December 31,			Year Ended December 31, (per home)		
	2002	2001	% Change	2002	2001	% Change
Turnover capital expenditures	$16,474	$16,776	(1.8)%	$ 216	$ 222	(2.7)%
Other recurring capital expenditures	15,867	14,759	7.5%	209	196	6.6%
Total recurring capital expenditures	32,341	31,535	2.6%	425	418	1.7%
Revenue enhancing improvements	9,405	17,967	(47.7)%	124	238	(47.9)%
Major renovations	1,081	3,594	(69.9)%	14	48	(70.8)%
Total capital improvements	$42,827	$53,096	(19.3)%	$ 563	$ 704	(20.0)%
Repairs and maintenance	40,078	36,197	10.7%	527	480	9.8%
Total expenditures	$82,905	$89,293	(7.2)%	$1,090	$1,184	(7.9)%

Total capital improvements decreased $10.3 million or $141 per home in 2002 compared to 2001 as challenging economic conditions negatively impacted our potential to generate investment returns. United Dominion will continue to selectively add revenue enhancing improvements that we believe will provide a return on investment substantially in excess of United Dominion's cost of capital. Recurring capital expenditures during 2003 are currently expected to be approximately $435 per home.

Impairment of Long-Lived Assets

United Dominion records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by the future operation and disposition of those assets are less than the net book value of those assets. Our cash flow estimates are based upon historical results adjusted to reflect our best estimate of future market and operating conditions and our estimated holding periods. The net book value of impaired assets is reduced to fair market value. Our estimates of fair market value represent our best estimate based upon industry trends and reference to market rates and transactions.

We review the carrying value of our portfolio of assets on a regular basis. During 2002, United Dominion pursued its strategy of exiting markets where long-term growth prospects are limited. As a result, 25 apartment communities were placed under contract and two of these assets were ultimately sold at net selling prices below their net book values. Accordingly, United Dominion recorded an aggregate $2.3 million impairment loss for the write down of a portfolio of apartment communities in Memphis, Tennessee. In 2001, in connection with management's analysis of the carrying value of all undeveloped land parcels, United Dominion recognized an aggregate $2.8 million impairment loss on seven undeveloped sites in selected markets. An impairment loss was indicated as a result of the net book value of the assets being greater than the estimated fair market value less the cost of disposal.

Derivatives and Hedging Activities

United Dominion uses derivative financial instruments in the normal course of business to reduce its exposure to fluctuations in interest rates. As of December 31, 2002, United Dominion had 13 interest rate swap agreements with a notional value aggregating $232 million that are used to fix the interest rate on a portion of our variable rate debt. These derivatives qualify for hedge accounting as discussed in Note 1 to our consolidated financial statements. While we intend to continue to meet the conditions for hedge accounting, if a particular interest rate swap does not qualify as highly effective, any change in the fair value of the derivative used as a hedge would be reflected in current earnings. Furthermore, should any change in management strategy, or any other circumstance, cause an existing highly effective hedge to become ineffective, the accumulated loss or gain in the value of the derivative instrument since its inception would be immediately reclassified from the shareholders' equity section of the balance sheet to current earnings.

Interest rate swaps, where United Dominion effectively makes fixed rate payments and receives variable rate payments to eliminate its variable rate exposure, are entered into to manage the interest rate risk in our existing balance sheet mix. These instruments are valued using the market standard methodology of netting the discounted future variable cash receipts and the discounted expected fixed cash payments. The variable cash flow streams are based on an expectation of future interest rates derived from observed market interest rate curves. We have not changed our methods of calculating these fair values or developing the underlying assumptions. The values of these derivatives will change over time as cash receipts and payments are made and as market conditions change. Any event that impacts the level of actual and expected future interest rates will impact our swap valuations. The fair value of our existing swap portfolio is likely to fluctuate materially from year to year based on changing levels of interest rates and shortening swap terms to maturity. Information about the fair values, notional amounts, and contractual terms of United Dominion's interest rate swaps can be found in Note 8 to our consolidated financial statements and the section titled "Interest Rate Risk" below.

Potential losses are limited to counterparty risk in situations where United Dominion is owed money; that is, when United Dominion holds contracts with positive fair values. We do not expect any losses from counterparties failing to meet their obligations as the counterparties are highly rated credit quality U.S. financial institutions and management believes that the likelihood of realizing material losses from counterparty non-performance is remote. At December 31, 2002, United Dominion had unrealized losses totaling $9.6 million on derivative transactions, which if terminated, would require a cash outlay. United Dominion presently has no intention to terminate these contracts. There are no credit concerns related to our obligations and we expect to meet those obligations without default.

The following discussion explains the changes in net cash provided by operating activities and net cash used in investing and financing activities that are presented in United Dominion's Consolidated Statements of Cash Flows.

Operating Activities

For the year ended December 31, 2002, United Dominion's cash flow provided by operating activities was $226.7 million compared to $224.4 million for 2001. During 2002, cash flow from operating activities resulted primarily from increased rental revenues from a larger portfolio and decreased interest expense that were partially offset by increased rental expenses, lower collections on escrow accounts and receivables, and increased payments of accrued incentive compensation.

Investing Activities

For the year ended December 31, 2002, net cash used in investing activities was $65.1 million compared to $64.1 million for 2001. Changes in the level of investing activities from period to period reflects United Dominion's strategy as it relates to its acquisition, capital expenditure, development, and disposition programs, as well as the impact of the capital market environment on these activities.

Acquisitions

During the year ended December 31, 2002, United Dominion acquired nine communities with 3,041 apartment homes and one parcel of land for approximately $267 million. In addition, in June 2002, United Dominion purchased, for approximately $52 million, the remaining two apartment communities with 644 apartment homes that were part of an unconsolidated development joint venture in which United Dominion owned a 25% interest and served as the managing partner. In August 2002, United Dominion purchased the outside partnership interest in two properties in California containing 926 apartment homes for approximately $17 million.

During 2003, we plan to continue to channel new investments to those markets that are projected to provide the best investment returns for us over the next ten years. Markets will be targeted based upon defined criteria including past performance, expected job growth, current and anticipated housing supply and demand, and the ability to attract and support household formation.

Real Estate Under Development

Development activity is focused in core markets that have strong operations in place. For the year ended December 31, 2002, United Dominion invested approximately $22.8 million in development projects, down $30.8 million from its 2001 level of $53.6 million.

The following projects were under development at December 31, 2002:

	Location	Number of Apartment Homes	Completed Apartment Homes	Cost to Date (in thousands)	Budgeted Cost (in thousands)	Estimated Cost Per Home	Expected Completion Date
The Mandolin II	Dallas, TX	178	—	$ 5,400	$13,300	$ 74,700	4Q03
2000 Post III	San Francisco, CA	24	—	2,100	6,600	275,000	3Q04
Rancho Cucamonga	Los Angeles, CA	414	—	13,800	60,400	145,900	4Q05
		616	—	$21,300	$80,300	$130,400	

In addition, United Dominion owns seven parcels of land that it continues to hold for future development that had a carrying value at December 31, 2002 of $9.4 million. Six of the seven parcels represent additional phases to existing communities as United Dominion plans to add apartment homes adjacent to currently owned communities that are in improving markets.

The following projects were completed during the year ended December 31, 2002:

	Location	Number of Apartment Homes	Development Cost (in thousands)	Cost Per Home	Date Completed	% Leased at 12/31/02
Greensview II	Denver, CO	192	$16,900	$88,000	3/02	72.4%
The Meridian II	Dallas, TX	270	14,800	54,800	6/02	95.6%
		462	$31,700	$68,600		

Disposition of Investments

For the year ended December 31, 2002, United Dominion sold 25 communities with a total of 6,990 apartment homes, one commercial property, and one parcel of land for an aggregate sales price of approximately $319 million and recognized gains for financial reporting purposes of $31.5 million. Proceeds from the sales were applied primarily to acquire communities and reduce debt. In addition, during the first quarter of 2002, $3.1 million in proceeds was received on the condemnation of 96 units of a community in Fresno, California that resulted in a gain of $1.2 million. For the year ended December 31, 2001, United Dominion sold nine communities with 1,889 apartment homes and five parcels of land for an aggregate sales price of approximately $141.3 million and recognized gains for financial reporting purposes of $24.7 million. Proceeds from the sales were used primarily to repurchase United Dominion's 9.25% Series A Cumulative Redeemable Preferred Stock during the second quarter of 2001, and to a lesser extent, to reduce long-term debt, repurchase common shares, and to complete Section 1031 exchanges to defer taxable gains.

During 2003, United Dominion plans to continue to pursue its strategy of exiting markets where long-term growth prospects are limited and redeploying capital into markets that would enhance future growth rates and economies of scale. We intend to use proceeds from 2003 dispositions to acquire communities, fund development activity, and reduce debt.

Development Joint Ventures

In June 2000, United Dominion completed the formation of a joint venture that would invest approximately $101 million to develop five apartment communities with a total of 1,438 apartment homes. United Dominion owned a 25% interest in the joint venture and served as the managing partner of the joint venture as well as the developer, general contractor, and property manager. For the years ended December 31, 2002, 2001, and 2000, United Dominion recognized fee income of approximately $0.6 million, $2.6 million, and $3.0 million, respectively, for general contracting, developer, and management services provided by United Dominion to the joint venture. In December 2001, United Dominion purchased three of the five apartment communities for a total aggregate cost of approximately $61 million. In June 2002, United Dominion purchased the remaining two communities for a total aggregate cost of approximately $52 million.

In September 2002, United Dominion signed a development joint venture agreement with AEGON USA Realty Advisors, Inc. in which United Dominion serves as the managing member. The joint venture is expected to develop approximately eight to ten garden style apartment communities over the next three to five years, with a total development cost of up to $210 million. The joint venture will obtain bank construction financing for 65% to 80% of total costs. The joint venture will provide equity contributions for the balance of the costs with AEGON providing 80% and United Dominion providing 20%. United Dominion will serve as the developer, general contractor, and property manager for the joint venture, and will guarantee those project development costs, excluding financing costs (including fees and interest), which exceed the defined project cost budgeted amounts for each respective project, as they come to fruition. As of December 31, 2002, the joint venture had not commenced operations.

Financing Activities

Net cash used in financing activities during 2002 was $163.1 million compared to $166.0 million for 2001. As part of the plan to improve United Dominion's balance sheet position, we utilized proceeds from dispositions, equity and debt offerings, and refinancings to extend maturities, pay down existing debt, and purchase new properties.

The following is a summary of our financing activities for the year ended December 31, 2002:

- Borrowed an additional $253.6 million under our existing Fannie Mae credit facilities and $70.7 million under a new $72 million Freddie Mac revolving credit facility.
- Repaid $305.8 million of secured debt and $210.4 million of unsecured debt (includes tender offer and prepayment penalties referred to below), assumed $41.6 million of secured debt in connection with the acquisition of properties, and repaid $35.9 million of secured debt in connection with the disposition of properties.
- Sold 3.0 million common shares at a price of $14.91 per share in March 2002. The net proceeds of $42.3 million were used to acquire apartment communities.
- Refinanced secured debt during the first quarter of 2002 using proceeds from the new Fannie Mae and Freddie Mac credit facilities and incurred prepayment penalties of $15.8 million on the refinancing of these mortgages, while freeing $8.2 million of cash previously escrowed with former lenders. Management believes that the net present value of these refinancing transactions ranges from approximately $17 million to $20 million.
- Issued $200 million of 6.50% senior unsecured notes due in June 2009 in June 2002. The net proceeds from the issuance of $198.5 million were used to reduce outstanding debt under our $375 million unsecured revolving credit facility.
- Repurchased the following unsecured debt during the third and fourth quarters of 2002 (dollars in thousands):

Issuance (in order of maturity)	Purchase Price	Premium Paid
8.63% Notes due March 2003	$ 25	$ 1
7.67% Medium-Term Notes due January 2004	6,925	371
7.73% Medium-Term Notes due April 2005	1,300	96
7.95% Medium-Term Notes due July 2006	17,805	1,771
7.25% Notes due January 2007	12,755	900
8.50% Monthly Income Notes due November 2008	28,180	3,382
8.50% Debentures due September 2024	70,802	11,335
	$137,792	$17,856

Management believes that these redemptions will generate a net present value savings of approximately $1 million to $3 million.

- Repurchased 914,000 common shares at an average price of $14.16. As of December 31, 2002, approximately 2.3 million common shares remained available for repurchase under the common share repurchase program.
- Filed with the Securities and Exchange Commission in December 2002 a new shelf registration statement that provides for the issuance of up to $1 billion aggregate amount of debt securities, preferred stock, and common stock from time to time in one or more offerings to facilitate future financing activities in the public capital markets. The new $1 billion shelf registration statement replaces the $294 million remaining on our previous $700 million shelf registration statement filed in December 1999.

Credit Facilities

United Dominion has four secured revolving credit facilities with Fannie Mae with an aggregate commitment of $860 million and one with Freddie Mac for $72 million. As of December 31, 2002, $676.3 million was outstanding under the Fannie Mae credit facilities leaving $183.7 million of unused capacity. The Fannie Mae credit facilities are for an initial term of ten years, bear interest at floating and fixed rates, and can be extended for an additional five years at United Dominion's discretion. As of December 31, 2002, $70.7 million had been funded under the Freddie Mac credit facility leaving $1.3 million of unused capacity. The Freddie Mac credit facility is for an initial term of five years with an option by United Dominion to extend for an additional four-year term at the then market rate.

As of December 31, 2002, the aggregate borrowings under both the Fannie Mae and Freddie Mac credit facilities was $747 million. We have $305.9 million of the funded balance fixed at a weighted average interest rate of 6.4%. The remaining balance on these facilities is currently at a weighted average variable rate of 2.0%.

United Dominion has a $375 million three-year unsecured bank revolving credit facility that matures in August 2003. As of December 31, 2002, $175.8 million was outstanding under the bank credit facility leaving $199.2 million of unused capacity. Under the bank credit facility, United Dominion may borrow at a rate of LIBOR plus 1.1%, and pays an annual facility fee equal to 0.25% of the commitment.

The Fannie Mae and Freddie Mac credit facilities and the bank revolving credit facility are subject to customary financial covenants and limitations. As of December 31, 2002, management believes that United Dominion is in compliance with all covenants and limitations.

Derivative Instruments

As part of United Dominion's overall interest rate risk management strategy, we use derivatives as a means to fix the interest rates of variable rate debt obligations or to hedge anticipated financing transactions. United Dominion's derivative transactions used for interest rate risk management include various interest rate swaps with indices that relate to the pricing of specific financial instruments of United Dominion. United Dominion believes that it has appropriately controlled its interest rate risk through the use of derivative instruments. During 2002, the fair value of United Dominion's derivative instruments has improved from an unfavorable value position of $14.9 million at December 31, 2001 to an unfavorable value position of $9.6 million at December 31, 2002. This decrease is primarily due to the normal progression of the fair market value of derivative instruments to get closer to zero as they near the end of their terms (see Note 8 to the consolidated financial statements).

Interest Rate Risk

United Dominion is exposed to interest rate risk associated with variable rate notes payable and maturing debt that has to be refinanced. United Dominion does not hold financial instruments for trading or other speculative purposes, but rather issues these financial instruments to finance its portfolio of real estate assets. United Dominion's interest rate sensitivity position is managed by our finance department. Interest rate sensitivity is the relationship between changes in market interest rates and the fair value of market rate sensitive assets and liabilities. United Dominion's earnings are affected as changes in short-term interest rates impact its cost of variable rate debt and maturing fixed rate debt. A large portion of United Dominion's market risk is exposure to short-term interest rates from variable rate borrowings outstanding under the unhedged portion of its Fannie Mae credit facilities and its bank revolving credit facility, which totaled $370.5 million and $70.7 million, respectively, at December 31, 2002. The impact on United Dominion's financial statements of refinancing fixed rate debt that matured during 2002 was immaterial.

At December 31, 2002, the notional value of United Dominion's derivative products for the purpose of managing interest rate risk was $232 million, representing interest rate swaps under which United Dominion pays a fixed rate of interest and receives a variable rate. These agreements effectively fix $232 million of United Dominion's variable rate notes payable to a weighted average fixed rate of 7.72%. At December 31, 2002, the fair market value of the interest rate swaps was an unfavorable value position of $9.6 million. If interest rates were 100 basis points more or less at December 31, 2002, the fair market value of the interest rate swaps would have increased or decreased approximately $1.9 million and $2.0 million, respectively.

If market interest rates for variable rate debt average 100 basis points more in 2003 than they did during 2002, United Dominion's interest expense, after considering the effects of its interest rate swap agreements, would increase, and income before taxes would decrease by $5.3 million. Comparatively, if market interest rates for variable rate debt had averaged 100 basis points more in 2002 than in 2001, United Dominion's interest expense, after considering the effects of its interest rate swap agreements, would have increased, and income before taxes would have decreased by $5.2 million. If market rates for fixed rate debt were 100 basis points higher at December 31, 2002, the fair value of fixed rate debt would have decreased from $1.38 billion to $1.33 billion. If market interest rates for fixed rate debt were 100 basis points lower at December 31, 2002, the fair value of fixed rate debt would have increased from $1.38 billion to $1.45 billion.

These amounts are determined by considering the impact of hypothetical interest rates on United Dominion's borrowing cost and interest rate swap agreements. These analyses do not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, management would likely take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no change in United Dominion's financial structure.

Results of Operations

Effective January 1, 2002, United Dominion adopted the provisions of Statement of Financial Accounting Standards No. 144 ("SFAS No. 144"), "*Accounting for the Impairment or Disposal of Long-Lived Assets*." SFAS No. 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 extends the reporting requirements of discontinued operations to include the components of an entity that have either been disposed of or are classified as held for disposition (see Note 3 to the consolidated financial statements). During 2002, United Dominion sold 25 communities, one commercial property, and one parcel of land and, at December 31, 2002, had five properties classified as real estate held for disposition. Accordingly, the operating results of these properties have been reclassified as discontinued operations in the Consolidated Statements of Operations for each of the three years in the period ended December 31, 2002. The following discussion includes the results of both continuing and discontinued operations for the periods presented.

Net Income Available to Common Shareholders 2002-vs-2001

Net income available to common shareholders was $25.8 million ($0.24 per share) for the year ended December 31, 2002, compared to $27.1 million ($0.27 per share) for the prior year. The decrease in net income available to common shareholders resulted primarily from non-recurring charges incurred during 2002. These consisted primarily of extraordinary charges for prepayment penalties and premiums paid in connection with the refinancing of mortgage debt and the repurchase of unsecured debt, aggregating $37.0 million before minority interests.

These non-recurring charges are reflected in the Consolidated Statements of Operations as an extraordinary charge to earnings. The increase in extraordinary charges was partially offset by higher gains recognized on the sales of depreciable property during 2002 compared to 2001, most of which are included in income from discontinued operations (see Note 3 to the consolidated financial statements), and non-recurring charges in 2001 (see discussion that follows under "Restructuring Charges" and "Impairment Loss on Real Estate and Investments"). In addition, consolidated property operations generated $9.0 million more in rental income during 2002 compared to 2001 as a result of the continued lease-up and stabilization of development communities, and interest expense decreased $11.4 million due to refinancing activities.

2001-vs-2000

Net income available to common shareholders was $27.1 million ($0.27 per share) for the year ended December 31, 2001, compared to $42.7 million ($0.41 per share) for 2000, representing a decrease of $15.6 million ($0.14 per share). Excluding non-recurring charges (see discussion that follows under "Restructuring Charges" and "Impairment Loss on Real Estate and Investments") and extraordinary items, net income available to common shareholders was $41.5 million ($0.41 per share) for the year ended December 31, 2001, compared to $45.5 million ($0.44 per share) for 2000, representing a decrease of $4.0 million ($0.04 per share). Excluding non-recurring charges and extraordinary items, the decrease for the period was primarily due to the overall decrease in United Dominion's portfolio of assets that generated rental income of $618.6 million, representing a decrease of $8.0 million from 2000. In addition, United Dominion recognized lower gains on the sale of land and depreciable property during 2001 and incurred the write-off of unamortized original issuance costs associated with its 9.25% Series A Cumulative Redeemable Preferred Stock during the second quarter of 2001. This decrease was moderated, in part, by a decrease in rental expenses of $4.2 million to $246.2 million and lower interest costs of $144.4 million during 2001 compared to $156.0 million in 2000.

Apartment Community Operations

United Dominion's net income is primarily generated from the operation of its apartment communities. The following table summarizes the operating performance of United Dominion's total apartment portfolio for each of the periods presented (dollars in thousands):

	Year Ended December 31,			Year Ended December 31,		
	2002	2001	% Change	2001	2000	% Change
Property rental income	$ 627,625	$ 617,690	1.6%	$ 617,690	$ 625,481	(1.2)%
Property operating expense*	(233,071)	(227,820)	2.3%	(227,820)	(230,489)	(1.2)%
Property operating income	$ 394,554	$ 389,870	1.2%	$ 389,870	$ 394,992	(1.3)%
Weighted average number of homes	76,567	76,487	0.1%	76,487	80,253	(4.7)%
Physical occupancy**	93.0%	93.9%	(0.9)%	93.9%	94.2%	(0.3)%

* *Excludes depreciation, amortization, and property management expenses.*
** *Based upon weighted average homes.*

The increase in property operating income provided by the same communities, development communities, and acquisition communities since December 31, 2001 is primarily due to the continued lease-up and stabilization of development communities.

2002-vs-2001

Same Communities

United Dominion's same communities (those communities acquired, developed, and stabilized prior to January 1, 2001 and held on January 1, 2002, which consisted of 66,416 apartment homes at December 31, 2002) provided 87% of our property operating income for the year ended December 31, 2002.

In 2002, same community property operating income decreased 0.8% or $2.8 million compared to the prior year. The overall decrease in property operating income was primarily driven by a 17.1% or $5.6 million increase in vacancy loss and a 37.1% or $4.5 million increase in concessions. These decreases in income were partially offset by a 32.8% or $3.4 million increase in sub-meter, trash, and vacant utility reimbursements, a 0.3% or $1.7 million increase in rental rates and a 13.0% or $2.6 million increase in other income. Physical occupancy declined 0.8% to 93.3% in 2002 compared to 2001.

For 2002, property operating expenses at these same communities increased 0.9% or $1.7 million compared to 2001. This increase in property operating expenses was primarily driven by a 10.6% or $3.3 million increase in repairs and maintenance costs and a 3.4% or $1.6 million increase in real estate taxes, both of which were partially offset by a 5.1% or $1.7 million decrease in utilities expense, a 40.2% or $0.9 million decrease in incentive compensation expense, and a 9.5% or $1.0 million decrease in insurance costs.

As a result of the percentage changes in property rental income and property operating expenses, the operating margin (property operating income divided by property rental income) decreased 0.4% to 63.3%.

Non-Mature Communities

The remaining 13% of United Dominion's property operating income during 2002 was generated from its non-mature communities (those communities acquired or developed during 2001 and 2002, sold properties, and those properties classified as real estate held for disposition). The 16 communities with 4,989 apartment homes acquired by United Dominion during 2001 and 2002 provided $19.6 million of property operating income. In addition, United Dominion's development communities, which included 1,238 apartment homes constructed since January 1, 2001, provided $6.7 million of property operating income during 2002. The 25 communities with 6,990 apartment homes sold during 2002 provided $18.1 million of property operating income, the two communities with 363 apartment homes classified as real estate held for disposition provided $1.9 million of property operating income, and other non-mature communities provided $4.6 million of property operating income for the year ended December 31, 2002.

2001-vs-2000

Same Communities

United Dominion's same communities (those communities acquired, developed, or stabilized prior to January 1, 2000 and held on January 1, 2001, which consisted of 72,997 apartment homes at December 31, 2001) provided 95% of United Dominion's property operating income for the year ended December 31, 2001.

In 2001, property operating income for the same communities increased 2.3% or $8.5 million compared to 2000. The growth in property operating income resulted from a $17.8 million or 3.1% increase in property rental income over the same period in the prior year. The increase was driven by a $22.9 million or 3.9% increase in rental rates. The increased rental rates were partially offset by higher concessions and an increase in bad debt expense. Physical occupancy decreased 0.2% to 94.0% in 2001 compared to 2000.

For 2001, property operating expenses at these same communities increased $9.3 million or 4.5% compared to 2000. The increase in property operating expenses resulted primarily from a $3.6 million or 11.1% increase in utility costs experienced by United Dominion as a result of the increase in prices for natural gas and overall increases in electricity costs. In addition, United Dominion experienced a $2.4 million or 7.3% increase in repairs and maintenance, a $1.6 million or 3.1% increase in taxes, and a $1.2 million or 2.1% increase in personnel costs compared to 2000.

As a result of the percentage changes in property rental income and property operating expenses, the operating margin (property operating income divided by property rental income) decreased 0.5% to 63.2%.

Non-Mature Communities

The remaining 5% of United Dominion's property operating income during 2001 was generated from its non-mature communities (those communities acquired or developed during 2000 and 2001 and sold properties). The six communities with 1,571 apartment homes acquired by United Dominion during 2000 and 2001 provided an additional $3.8 million of property operating income during 2001. In addition, United Dominion's development communities, which included 2,022 apartment homes constructed since January 1, 2000, provided an additional $9.5 million of property operating income for the year ended December 31, 2001, and the nine communities with 1,889 apartment homes sold in 2001 provided $2.5 million of property operating income during 2001.

Real Estate Depreciation

During the year ended December 31, 2002, real estate depreciation on both continuing and discontinued operations increased $7.3 million or 4.8% compared to 2001. The increase in depreciation expense was attributable to the overall increase in the weighted average number of apartment homes as well as the impact of completed development communities, acquisitions, and capital expenditures.

During the year ended December 31, 2001, real estate depreciation on both continuing and discontinued operations decreased $1.1 million or 0.8% compared to 2000. The decrease in depreciation expense was attributable to the overall decrease in the weighted average number of apartment homes partially offset by the impact of completed development communities, acquisitions, and capital expenditures.

Interest Expense

For the year ended December 31, 2002, interest expense on both continuing and discontinued operations decreased $11.4 million or 7.9% from 2001 primarily due to debt refinancings and decreasing interest rates that were partially offset by the overall increase in the weighted average level of debt outstanding. For the year ended December 31, 2002, the weighted average amount of debt outstanding increased 2.0% or $40.4 million from 2001 levels and the weighted average interest rate decreased from 7.1% to 6.1% for 2002. The weighted average amount of debt employed during 2002 is higher than 2001 as we borrowed additional funds to acquire apartment communities. The decrease in the average interest rate during 2002 reflects the ability of United Dominion to take advantage of declining interest rates through refinancing and the utilization of variable rate debt.

For the year ended December 31, 2001, interest expense decreased $11.7 million from the corresponding amount in 2000 primarily due to decreasing interest rates and, to a lesser extent, the overall decrease in the level of debt outstanding. For the year ended December 31, 2001, the weighted average amount of debt outstanding decreased 2.9% or $60.2 million from 2000 levels and the weighted average interest rate decreased from 7.6% in 2000 to 7.1% in 2001. The weighted average amount of debt employed during 2001 is lower as a portion of disposition proceeds was used to repay outstanding debt. The decrease in the average interest rate during 2001 reflects the ability of United Dominion to take advantage of declining interest rates through refinancing and the utilization of variable rate debt.

Restructuring Charge

In 2001, management undertook a comprehensive review of the organizational structure of United Dominion and its operations subsequent to the appointment of a new senior management team and CEO. As a result, we recorded $4.5 million of expense related to the termination of approximately 10% of United Dominion's workforce in operations and at the corporate headquarters. In addition, United Dominion recognized expense in the aggregate of $0.9 million related to relocation costs associated with the new executive offices in Colorado and other miscellaneous costs.

Impairment Loss on Real Estate and Investments

In 2002, United Dominion pursued its strategy of exiting markets where long-term growth prospects are limited and the redeployment of capital would enhance future growth rates and economies of scale. During 2002, United Dominion sold 25 apartment communities with a total of 6,990 apartment homes, one commercial property, and one parcel of land with an aggregate net book value of approximately $285 million. Although these sales resulted in an aggregate net gain of $31.5 million, certain of these assets were sold at net selling prices below their net book values. As a result, United Dominion recorded an aggregate

$2.3 million impairment loss during 2002 for the write down of a portfolio of apartment communities in Memphis, Tennessee.

In 2001, in connection with the evaluation of United Dominion's real estate assets and operations, senior management determined that it was in our best interest to dispose of a majority of United Dominion's undeveloped tracts of land at an accelerated pace and redeploy the proceeds elsewhere. This represented a change from prior management in the holding period of these assets and their respective values. Prior management had purchased these tracts of land in 1999 and 2000 with the intent to build apartment communities on them. To accelerate the disposition of these undeveloped land sites, we recorded an aggregate $2.8 million impairment loss during the first quarter of 2001 for the write down of seven undeveloped sites in selected markets. The $2.8 million charge represented the discount necessary to dispose of these assets in a short time frame coupled with decreases in market value in 2001 for these properties. In addition, United Dominion recognized a $0.4 million charge for the write down of its investment in an online apartment leasing company.

During the fourth quarter of 2001, Realeum, Inc., a property management software venture in which United Dominion made significant investments prior to 2001, successfully completed an equity offering in which it raised approximately $15 million of new capital in exchange for a 45.6% ownership stake. As a result of the equity offering, the market value of United Dominion's ownership stake was established at approximately $1.3 million, and its $3.5 million aggregate investment was adjusted to $1.3 million.

General and Administrative

For the year ended December 31, 2002, general and administrative expenses decreased $2.4 million or 11.0% compared to 2001. The decrease was primarily due to reduced personnel costs and state and local taxes that were partially offset by increased third-party consulting expenses.

For the year ended December 31, 2001, general and administrative expenses increased $6.0 million or 38.2% compared to 2000. The increase was primarily due to an increase in costs related to incentive compensation, employee benefits, and state and local taxes.

Gains on Sales of Land and Depreciable Property

For the years ended December 31, 2002 and 2001, United Dominion recognized gains for financial reporting purposes of $32.7 million and $24.7 million, respectively. Changes in the level of gains recognized from period to period reflect the changing level of United Dominion's divestiture activity from period to period, as well as the extent of gains related to specific properties sold.

Inflation

United Dominion believes that the direct effects of inflation on our operations have been immaterial. Substantially all of United Dominion's leases are for a term of one year or less which generally minimizes our risk from the adverse effects of inflation.

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Shareholders
United Dominion Realty Trust, Inc.

We have audited the accompanying consolidated balance sheets of United Dominion Realty Trust, Inc. (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Dominion Realty Trust, Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, in 2002 the Company adopted the provisions of Statement of Financial Accounting Standards No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets."* As discussed in Note 1 to the consolidated financial statements, in 2001 the Company changed its method of accounting for derivative financial instruments.

Ernst & Young LLP

Richmond, Virginia
January 27, 2003
except for Note 14, as to which the date is
February 27, 2003

Consolidated Balance Sheets

United Dominion Realty Trust, Inc.

(In thousands, except for share data)	December 31, 2002	2001
Assets		
Real estate owned (Note2):		
Real estate held for investment	$3,908,746	$3,858,579
Less: accumulated depreciation	(742,876)	(646,366)
	3,165,870	3,212,213
Real estate under development	30,624	40,240
Real estate held for disposition (net of accumulated depreciation of $5,857 and $0) (Note 3)	22,256	8,848
Total real estate owned, net of accumulated depreciation	3,218,750	3,261,301
Cash and cash equivalents	3,152	4,641
Restricted cash	11,773	26,830
Deferred financing costs, net	17,548	15,802
Investment in unconsolidated development joint venture (Note 4)	—	3,355
Other assets	24,913	36,162
Total assets	$3,276,136	$3,348,091
Liabilities and Shareholders' Equity		
Secured debt (Note 5)	$1,015,740	$ 974,177
Unsecured debt (Note 6)	1,041,900	1,090,020
Real estate taxes payable	29,743	28,099
Accrued interest payable	11,908	16,779
Security deposits and prepaid rent	21,379	20,481
Distributions payable	35,141	33,457
Accounts payable, accrued expenses, and other liabilities	49,634	66,688
Real estate held for disposition liabilities	204	—
Total liabilities	2,205,649	2,229,701
Minority interests	69,216	75,665
Shareholders' equity (Note 7):		
Preferred stock, no par value; $25 liquidation preference, 25,000,000 shares authorized;		
5,416,009 shares 8.60% Series B Cumulative Redeemable issued and outstanding (5,416,009 in 2001)	135,400	135,400
8,000,000 shares 7.50% Series D Cumulative Convertible Redeemable issued and outstanding (8,000,000 in 2001)	175,000	175,000
Common stock, $1 par value; 150,000,000 shares authorized 106,605,259 shares issued and outstanding (103,133,279 in 2001)	106,605	103,133
Additional paid-in capital	1,140,786	1,098,029
Distributions in excess of net income	(541,428)	(448,345)
Deferred compensation—unearned restricted stock awards	(2,504)	(1,312)
Notes receivable from officer—shareholders	(2,630)	(4,309)
Accumulated other comprehensive loss, net (Note 8)	(9,958)	(14,871)
Total shareholders' equity	1,001,271	1,042,725
Total liabilities and shareholders' equity	$3,276,136	$3,348,091

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

UNITED DOMINION REALTY TRUST, INC.

(In thousands, except per share data)	Years Ended December 31, 2002	2001	2000
Revenues			
Rental income	$594,314	$565,322	$575,657
Non-property income	1,806	4,593	5,326
Total revenues	596,120	569,915	580,983
Expenses			
Rental expenses:			
Real estate taxes and insurance	64,495	60,054	62,706
Personnel	60,580	57,443	60,020
Utilities	34,529	34,905	33,765
Repairs and maintenance	37,909	33,517	33,115
Administrative and marketing	21,876	20,583	21,358
Property management	17,240	17,107	18,392
Other operating expenses	1,203	1,391	1,421
Real estate depreciation	152,169	137,597	141,797
Interest	130,956	139,695	151,711
Severance costs and other organizational charges	—	5,404	1,020
Litigation settlement charges	—	—	2,700
Impairment loss on real estate and investments	—	4,661	—
General and administrative	19,343	21,730	15,724
Other depreciation and amortization	4,096	3,333	4,239
Total expenses	544,396	537,420	547,968
Income before gains on sales of investments, minority interests, discontinued operations, and extraordinary items	51,724	32,495	33,015
Gains on sales of land and depreciable property	1,248	24,748	31,450
Income before minority interests, discontinued operations, and extraordinary items	52,972	57,243	64,465
Minority interests of outside partnerships	(1,414)	(2,225)	(1,501)
Minority interests of unitholders in operating partnerships	(1,500)	(1,374)	(1,766)
Income before discontinued operations and extraordinary items	50,058	53,644	61,198
Income from discontinued operations, net of minority interests (Note 3)	36,937	11,424	14,642
Income before extraordinary items	86,995	65,068	75,840
Extraordinary items—early extinguishment of debt, net of minority interests	(33,766)	(3,240)	775
Net income	53,229	61,828	76,615
Distributions to preferred shareholders—Series A and B	(11,645)	(15,762)	(21,591)
Distributions to preferred shareholders—Series D (Convertible)	(15,779)	(15,428)	(15,300)
(Premium)/discount on preferred share repurchases	—	(3,496)	2,929
Net income available to common shareholders	$ 25,805	$ 27,142	$ 42,653
Earnings/(loss) per common share—basic and diluted:			
Income before discontinued operations and extraordinary items, net of minority interests	$ 0.21	$ 0.19	$ 0.26
Income from discontinued operations, net of minority interests	$ 0.35	$ 0.11	$ 0.14
Extraordinary items, net of minority interests	$ (0.32)	$ (0.03)	$ 0.01
Net income available to common shareholders	$ 0.24	$ 0.27	$ 0.41
Common distributions declared per share	$ 1.11	$ 1.08	$ 1.07
Weighted average number of common shares outstanding—basic	106,078	100,339	103,072
Weighted average number of common shares outstanding—diluted	106,952	101,037	103,208

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

UNITED DOMINION REALTY TRUST, INC.

(In thousands)	2002	2001	2000
	Years Ended December 31,		
Operating Activities			
Net income	$ 53,229	$ 61,828	$ 76,615
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	163,328	155,327	157,361
Impairment loss on real estate and investments	—	5,436	—
Gains on sales of land and depreciable property	(32,698)	(24,748)	(31,450)
Minority interests	3,122	4,192	4,386
Extraordinary items—early extinguishment of debt	36,965	3,471	(831)
Amortization of deferred financing costs and other	5,256	965	2,551
Changes in operating assets and liabilities:			
Decrease in operating liabilities	(15,265)	(3,188)	(2,333)
Decrease in operating assets	12,763	21,128	17,861
Net cash provided by operating activities	226,700	224,411	224,160
Investing Activities			
Proceeds from sales of real estate investments, net	284,834	109,713	160,257
Proceeds received for excess expenditures over investment contribution in development joint venture	—	—	30,176
Acquisition of real estate assets, net of liabilities assumed	(282,600)	(74,372)	(4,635)
Development of real estate assets	(22,763)	(53,607)	(84,431)
Capital expenditures and other major improvements—real estate assets, net of escrow reimbursement	(42,827)	(53,096)	(41,496)
Capital expenditures—non-real estate assets	(1,706)	(1,442)	(1,166)
Other investing activities	—	8,749	—
Net cash (used in)/provided by investing activities	(65,062)	(64,055)	58,705
Financing Activities			
Proceeds from the issuance of secured debt	324,282	225,171	67,285
Scheduled principal payments on secured debt	(11,176)	(55,130)	(62,575)
Non-scheduled principal payments and prepayment penalties on secured debt	(294,662)	(52,182)	(100,793)
Proceeds from the issuance of unsecured debt	198,476	—	248,035
Payments and prepayment premiums on unsecured debt	(210,413)	(21,307)	(214,984)
Net repayment of revolving bank debt	(54,400)	(14,200)	(33,200)
Payment of financing costs	(5,510)	(4,807)	(5,648)
Proceeds from the issuance of common stock	60,252	66,319	7,660
Proceeds from the issuance of performance shares	—	1,236	—
Distributions paid to minority interests	(8,926)	(12,868)	(10,272)
Cash paid to buy out minority interests	—	(4,267)	(341)
Distributions paid to preferred shareholders	(27,424)	(34,308)	(36,909)
Distributions paid to common shareholders	(117,116)	(108,511)	(110,098)
Repurchases of common and preferred stock	(16,510)	(151,166)	(28,398)
Net cash used in financing activities	(163,127)	(166,020)	(280,238)
Net (decrease)/increase in cash and cash equivalents	(1,489)	(5,664)	2,627
Cash and cash equivalents, beginning of year	4,641	10,305	7,678
Cash and cash equivalents, end of year	$ 3,152	$ 4,641	$ 10,305
Supplemental Information:			
Interest paid during the period	$ 135,223	$ 148,863	$ 152,434
Issuance of restricted stock awards	2,904	1,363	830
Non-cash transactions:			
Secured debt assumed with the acquisition of properties	41,636	18,230	10,130
Reduction in secured debt from the disposition of properties	35,885	28,315	45,088
Conversion of operating partnership minority interests to common stock (92,159 shares in 2002, 74,271 shares in 2001, and 19,156 shares in 2000)	1,252	643	247

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

UNITED DOMINION REALTY TRUST, INC.

(In thousands, except per share data)	Preferred Stock Shares	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Paid-in Capital	Distributions in Excess of Net Income	Deferred Compensation-Unearned Restricted Stock Awards	Notes Receivable from Officer-Shareholders	Accumulated Other Comprehensive Loss	Total
Balance, December 31, 1999	18,114,860	$427,872	102,740,777	$102,741	$1,083,687	$(296,030)	$ (305)	$(7,753)	$ —	$1,310,212
Comprehensive Income										
Net income						76,615				76,615
Comprehensive income						76,615			—	76,615
Issuance of common shares to employees, officers, and director—shareholders			5,000	5	158					163
Issuance of common shares through dividend reinvestment and stock purchase plan			767,513	767	6,538					7,305
Purchase of common and preferred stock	(706,631)	(17,666)	(1,398,866)	(1,399)	(9,333)					(28,398)
Issuance of restricted stock awards			85,670	86	744		(830)			—
Adjustment for cash purchase and conversion of minority interests of unitholders in operating partnerships			19,156	19	(407)					(388)
Principal repayments on notes receivable from officer—shareholders								192		192
Common stock distributions declared ($1.07 per share)						(110,225)				(110,225)
Preferred stock distributions declared—Series A ($2.31 per share)						(9,473)				(9,473)
Preferred stock distributions declared—Series B ($2.15 per share)						(12,118)				(12,118)
Preferred stock distributions declared—Series D ($1.91 per share)						(15,300)				(15,300)
Amortization of deferred compensation							307			307
Balance, December 31, 2000	17,408,229	$410,206	102,219,250	$102,219	$1,081,387	$(366,531)	$ (828)	$(7,561)	$ —	$1,218,892
Comprehensive Income										
Net income						61,828				61,828
Other comprehensive income:										
Cumulative effect of a change in accounting principle									(3,848)	(3,848)
Unrealized loss on derivative financial instruments									(11,023)	(11,023)
Comprehensive income						61,828			(14,871)	46,957
Issuance of common shares to employees, officers, and director—shareholders			257,158	258	2,318					2,576
Issuance of common shares through dividend reinvestment and stock purchase plan			332,243	332	4,054					4,386
Issuance of common shares through public offering			4,100,000	4,100	52,316					56,416
Purchase of common and preferred stock	(91,900)	(2,298)	(3,962,076)	(3,962)	(47,362)					(53,622)
Redemption of Series A preferred stock	(3,900,320)	(97,508)			3,496	(3,496)				(97,508)
Issuance of restricted stock awards			112,433	112	1,251		(1,363)			—
Adjustment for cash purchase and conversion of minority interests of unitholders in operating partnerships			74,271	74	569					643
Principal repayments on notes receivable from officer—shareholders								3,252		3,252
Common stock distributions declared ($1.08 per share)						(108,956)				(108,956)
Preferred stock distributions declared—Series A ($1.05 per share)						(4,111)				(4,111)
Preferred stock distributions declared—Series B ($2.15 per share)						(11,651)				(11,651)
Preferred stock distributions declared—Series D ($1.93 per share)						(15,428)				(15,428)
Amortization of deferred compensation							879			879
Balance, December 31, 2001	13,416,009	$310,400	103,133,279	$103,133	$1,098,029	$(448,345)	$(1,312)	$(4,309)	$(14,871)	$1,042,725
Comprehensive Income										
Net income						53,229				53,229
Other comprehensive income:										
Unrealized gain on derivative financial instruments (Note 8)									4,913	4,913
Comprehensive income						53,229			4,913	58,142
Issuance of common shares to employees, officers, and director—shareholders			1,000,592	1,001	10,782					11,783
Issuance of common shares through dividend reinvestment and stock purchase plan			152,343	152	2,347					2,499
Issuance of common shares through public offering			3,166,800	3,167	41,139					44,306
Purchase of common stock			(1,145,412)	(1,146)	(15,369)					(16,515)
Issuance of restricted stock awards			205,498	205	2,699		(2,904)			—
Adjustment for cash purchase and conversion of minority interests of unitholders in operating partnerships			92,159	93	1,159					1,252
Principal repayments on notes receivable from officer—shareholders								1,679		1,679
Common stock distributions declared ($1.11 per share)						(118,888)				(118,888)
Preferred stock distributions declared—Series B ($2.15 per share)						(11,645)				(11,645)
Preferred stock distributions declared—Series D ($1.98 per share)						(15,779)				(15,779)
Amortization of deferred compensation							1,712			1,712
Balance, December 31, 2002	13,416,009	$310,400	106,605,259	$106,605	$1,140,786	$(541,428)	$(2,504)	$(2,630)	$ (9,958)	$1,001,271

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Organization and Formation

United Dominion Realty Trust, Inc., a Virginia corporation, was formed in 1972. United Dominion operates within one defined business segment with activities related to the ownership, management, development, acquisition, renovation, and disposition of multifamily apartment communities nationwide. At December 31, 2002, United Dominion owned 260 communities with 74,480 completed apartment homes and had three communities with 616 apartment homes under development.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of United Dominion and its subsidiaries, including United Dominion Realty, L.P., (the "Operating Partnership"), and Heritage Communities, L.P. (the "Heritage OP"), (collectively, "United Dominion"). As of December 31, 2002, there were 100,984,826 units in the Operating Partnership outstanding, of which 94,616,256 units or 93.7% were owned by United Dominion and 6,368,570 units or 6.3% were owned by non-affiliated limited partners. As of December 31, 2002, there were 3,492,889 units in the Heritage OP outstanding, of which 3,115,471 units or 89.2% were owned by United Dominion and 377,418 units or 10.8% were owned by non-affiliated limited partners. The consolidated financial statements of United Dominion include the minority interests of the unitholders in the operating partnerships. All significant inter-company accounts and transactions have been eliminated in consolidation.

Income Taxes

United Dominion is operated as, and elects to be taxed as, a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"). Generally, a REIT complies with the provisions of the Code if it meets certain requirements concerning its income and assets, as well as if it distributes at least 90% (95% prior to 2001) of its REIT taxable income to its shareholders and will not be subject to U.S. federal income taxes if it distributes at least 100% of its income. Accordingly, no provision has been made for federal income taxes. However, United Dominion is subject to certain state and local excise or franchise taxes, for which provision has been made.

The differences between net income available to common shareholders for financial reporting purposes and taxable income before dividend deductions relate primarily to temporary differences, principally real estate depreciation and the tax deferral of certain gains on property sales. The differences in depreciation result from differences in the book and tax basis of certain real estate assets and the differences in the methods of depreciation and lives of the real estate assets.

The following table reconciles United Dominion's net income to REIT taxable income for the three years ended December 31, 2002 (dollars in thousands):

	2002	2001	2000
Net income	$ 53,229	$ 61,828	$ 76,615
Minority interest expense	(1,137)	(1,442)	(2,851)
Depreciation and amortization expense	49,513	45,327	62,828
(Loss)/gain on the disposition of properties	(186)	343	10,120
Revenue recognition timing differences	1,272	589	780
Impairment loss, not deductible for tax	—	2,788	—
Investment loss, not deductible for tax	—	2,648	—
Other expense timing differences	(3,914)	2,787	(2,414)
REIT taxable income before dividends	$ 98,777	$114,868	$145,078
Dividend deduction	$111,965	$140,146	$147,116

For income tax purposes, distributions paid to common shareholders consist of ordinary income, capital gains, and return of capital, or a combination thereof. For the three years ended December 31, 2002, distributions declared per common share were taxable as follows:

	2002	2001	2000
Ordinary income	$0.55	$0.74	$0.81
Long-term capital gain	0.14	0.11	0.15
Unrecaptured section 1250 gain	0.11	0.07	0.11
Return of capital	0.31	0.16	—
	$1.11	$1.08	$1.07

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to amounts in prior years' financial statements to conform with current year presentation.

Real Estate

Real estate assets held for investment are carried at historical cost less accumulated depreciation and any recorded impairment losses.

Expenditures for ordinary repairs and maintenance costs are charged to expense as incurred. Expenditures for improvements, renovations, and replacements related to the acquisition and improvement of real estate assets are capitalized at cost and depreciated over their estimated useful lives if the value of the existing asset will be materially enhanced or the life of the related asset will be substantially extended beyond the original life expectancy.

United Dominion recognizes impairment losses on long-lived assets used in operations when there is an event or change in circumstance that indicates an impairment in the value of an asset and the undiscounted future cash flows are not sufficient to recover the asset's carrying value. If such indicators of impairment are present, an impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value.

For long-lived assets to be disposed of, impairment losses are recognized when the fair value of the asset less estimated cost to sell is less than the carrying value of the asset. Properties classified as real estate held for disposition generally represent properties that are under contract for sale. Real estate held for disposition is carried at the lower of cost, net of accumulated depreciation, or fair value, less the cost to dispose, determined on an asset by asset basis. Expenditures for ordinary repairs and maintenance costs on held for disposition properties are charged to expense as incurred. Expenditures for improvements, renovations, and replacements related to held for disposition properties are capitalized at cost. Depreciation is not recorded on real estate held for disposition.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets which is 35 years for buildings, 10 to 35 years for major improvements, and 3 to 10 years for furniture, fixtures, equipment, and other assets.

All development projects and related carrying costs are capitalized and reported on the Consolidated Balance Sheet as "Real estate under development." As each building in a project is completed and becomes available for lease-up, the total cost of the building is transferred to real estate held for investment and the assets are depreciated over their estimated useful lives. The cost of development projects includes interest, real estate taxes, insurance, and allocated development overhead during the construction period.

Interest, real estate taxes, and incremental labor and support costs for personnel working directly on the development site are capitalized as part of the real estate under development to the extent that such charges do not cause the carrying value of the asset to exceed its net realizable value. During 2002, 2001, and 2000, total interest capitalized was $0.9 million, $2.9 million, and $3.6 million, respectively.

Cash and Cash Equivalents

Cash and cash equivalents include all cash and liquid investments with maturities of three months or less when purchased.

Restricted Cash

Restricted cash consists of escrow deposits held by lenders for real estate taxes, insurance and replacement reserves, and security deposits.

Deferred Financing Costs

Deferred financing costs include fees and other external costs incurred to obtain debt financings and are generally amortized on a straight-line basis, which approximates the effective interest method, over a period not to exceed the term of the related debt. Unamortized financing costs are written-off when debt is retired before its maturity date. During 2002, 2001, and 2000, amortization expense was $4.5 million, $3.6 million, and $5.0 million, respectively.

Investments in Unconsolidated Development Joint Ventures

Investments in unconsolidated joint ventures are accounted for using the equity method when major business decisions require approval by the other partners and United Dominion does not have control of the assets. Investments are recorded at cost and subsequently adjusted for equity in net income (loss) and cash contributions and distributions. United Dominion eliminates intercompany profits on sales of services that are provided to the venture. Differences between the carrying value of investments and the underlying equity in net assets of the investee are due to capitalized interest on the investment balance and capitalized development and leasing costs that are recovered by United Dominion through fees during construction (see Note 4—Investment in Unconsolidated Development Joint Venture).

Revenue Recognition

United Dominion's apartment homes are leased under operating leases with terms generally of one year or less. Rental income is recognized after it is earned and collectibility is reasonably assured.

Advertising Costs

All advertising costs are expensed as incurred and reported on the Consolidated Statements of Operations within the line item "Administrative and marketing." During 2002, 2001, and 1999, total advertising expense was $11.0 million, $9.6 million, and $9.3 million, respectively.

Interest Rate Swap Agreements

Statements of Financial Accounting Standards No. 133 and 138, "*Accounting for Certain Derivative Instruments and Hedging Activities*" became effective on January 1, 2001. The accounting standards require companies to carry all derivative instruments, including certain embedded derivatives, in the Consolidated Balance Sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based on the exposure being hedged, as either a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. At December 31, 2002 and 2001, all of United Dominion's derivative financial instruments are interest rate swap agreements that are designated as cash flow hedges of debt with variable interest rate features and are qualifying hedges for financial reporting purposes. For derivative instruments that qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings during the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change. The adoption of Statements 133 and 138 on January 1, 2001, resulted in a cumulative effect of an accounting change of a $3.8 million loss, all of which was recorded directly to other comprehensive income.

As part of United Dominion's overall interest rate risk management strategy, we use derivative financial instruments as a means to artificially fix variable rate debt or to hedge anticipated financing transactions. United Dominion's derivative transactions used for interest rate risk management include various interest rate swaps with indices that relate to the pricing of specific financial instruments of United Dominion. Because of the close correlation between the hedging instrument and the underlying cash flow exposure being hedged, fluctuations in the value of the derivative instruments are generally offset by changes in the cash flow of the underlying exposures. As a result, United Dominion believes that it has appropriately controlled the risk so that derivatives used for interest rate risk management will not have a material unintended effect on consolidated earnings. United Dominion does not enter into derivative financial instruments for trading purposes.

The fair value of United Dominion's derivative instruments is reported on balance sheet at their current fair value. Estimated fair values for interest rate swaps rely on prevailing market interest rates. These fair value amounts should not be viewed in isolation, but rather in relation to the values of the underlying hedged/transactions and investments and to the overall reduction in exposure to adverse fluctuations in interest rates. Each interest rate swap agreement is designated with all or a portion of the principal balance and term of a specific debt obligation. The interest rate swaps involve the periodic exchange of payments over the life of the related agreements. Amounts received or paid on the interest rate swaps are recorded on an accrual basis as an adjustment to the related interest expense of the outstanding debt based on the accrual method of accounting. The related amounts payable to and receivable from counterparties are included in other liabilities and other assets, respectively.

Prior to the adoption of Statements 133 and 138 on January 1, 2001, United Dominion also used interest rate swap contracts for hedging purposes. For interest rate swaps, the net amounts paid or received and net amounts accrued through the end of the accounting period were included in interest expense. The fair value of the interest rate swap contracts were not recorded on the Consolidated Balance Sheet and unrealized gains or losses were not recognized in the Consolidated Statements of Operations. Gains and losses on any contracts terminated early were deferred and amortized to income over the remaining average life of the terminated contract.

Comprehensive Income

Comprehensive income, which is defined as all changes in equity during each period except for those resulting from investments by or distributions to shareholders, is displayed in the accompanying Statements of Shareholders' Equity. Other comprehensive income consists of gains or losses from derivative financial instruments.

Stock-Based Compensation

United Dominion has elected to follow the intrinsic value method under Accounting Principles Board Opinion No. 25, "*Accounting for Stock Issued to Employees*" ("APB 25") in accounting for its employee stock options because the alternative fair value accounting provided for under Statement 123, "*Accounting for Stock-Based Compensation*," requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of United Dominion's employee stock options equals the market price of the underlying stock on the date of grant, no compensation cost has been recognized.

Minority Interests in Operating Partnerships

Interests in operating partnerships held by limited partners are represented by operating partnership units ("OP Units"). The operating partnerships' income is allocated to holders of OP Units based upon net income available to common shareholders and the weighted average number of OP Units outstanding to total common shares plus OP Units outstanding during the period. Capital contributions, distributions, and profits and losses are allocated to minority interests in accordance with the terms of the individual partnership agreements. OP Units can be exchanged for cash or shares of United Dominion's common stock on a one-for-one basis, at the option of United Dominion. OP Units, as a percentage of total OP Units and shares outstanding, was 6.2% at December 31, 2002 and 6.8% at December 31, 2001 and 2000.

Minority Interests in Other Partnerships

United Dominion has limited partners in certain real estate partnerships acquired in certain merger transactions. Net income for these partnerships is allocated based on the percentage interest owned by these limited partners in each respective real estate partnership.

Earnings per Share

Basic earnings per common share is computed based upon the weighted average number of common shares outstanding during the year. Diluted earnings per common share is computed based upon common shares outstanding plus the effect of dilutive stock options and other potentially dilutive common stock equivalents. The dilutive effect of stock options and other potentially dilutive common stock equivalents is determined using the treasury stock method based on United Dominion's average stock price.

The following table sets forth the computation of basic and diluted earning per share (dollars in thousands, except per share amounts):

	2002	2001	2000
Numerator for basic and diluted earnings per share—net income available to common shareholders	$ 25,805	$ 27,142	$ 42,653
Denominator:			
Denominator for basic earnings per share—weighted average common shares outstanding	106,078	100,339	103,072
Effect of dilutive securities:			
Employee stock options and non-vested restricted stock awards	874	698	136
Denominator for dilutive earnings per share	106,952	101,037	103,208
Basic earnings per share	$ 0.24	$ 0.27	$ 0.41
Diluted earnings per share	$ 0.24	$ 0.27	$ 0.41

The effect of the conversion of the operating partnership units and convertible preferred stock is not dilutive and is therefore not included as a dilutive security in the earnings per share computation. The weighted average effect of the conversion of the operating partnership units for the years ended December 31, 2002, 2001, and 2000 was 6,999,384 shares, 7,281,835 shares, and 7,489,435 shares, respectively. The weighted average effect of the conversion of the convertible preferred stock for the years ended December 31, 2002, 2001, and 2000 was 12,307,692 shares.

Impact of Recently Issued Accounting Standards

In April 2002, the FASB issued Statement 145, "*Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Correction*" ("SFAS No. 145"). Statement 4, "*Reporting Gains and Losses from Extinguishment of Debt*" ("SFAS No. 4"), required that gains and losses from the extinguishment of debt that were included in the determination of net income be aggregated and, if material, classified as an extraordinary item. The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 will require United Dominion to reclassify prior period items into continuing operations, including those recorded in the current period, that do not meet the extraordinary classification. Additionally, future gains and losses related to debt extinguishment may be required to be classified in income from continuing operations. The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 become effective in fiscal years beginning after May 15, 2002. United Dominion, from time to time, incurs such charges and is currently assessing the impact that this statement will have on its consolidated financial position or results of operations.

In November 2002, the FASB issued Interpretation 45, "*Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.*" This statement requires that a liability for the fair value of a guarantee be recognized at the time the obligation is undertaken. The statement also requires that the liability be measured over the term of the related guarantee. This statement is effective for all guarantees entered into subsequent to December 31, 2002. For all guarantees entered into prior to December 31, 2002, there is to be no change in accounting; however, disclosure of management's estimate of its future obligation under the guarantee is to be made. As of December 31, 2002, management estimates that its likelihood of funding its guarantor obligations is remote and the impact to United Dominion would be immaterial.

In January 2003, the FASB issued Interpretation 46, "*Consolidation of Variable Interest Entities.*" This statement refines the identification process of variable interest entities and how an entity assesses its interests in a variable interest entity to decide whether to consolidate that entity. United Dominion, from time to time, enters into partnership and joint venture arrangements, which may be required to be consolidated under this statement. United Dominion is currently assessing the impact that this statement will have on its consolidated financial statements.

2. Real Estate Owned

United Dominion operates in 57 markets dispersed throughout 20 states. At December 31, 2002, our largest apartment market was Dallas, Texas, where we owned 6.6% of our apartment homes, based upon carrying value. Excluding Dallas, United Dominion did not own more than 5.9% of its apartment homes in any one market, based upon carrying value.

The following table summarizes real estate held for investment at December 31, (dollars in thousands):

	2002	2001
Land and land improvements	$ 718,109	$ 695,923
Buildings and improvements	2,980,689	2,945,741
Furniture, fixtures, and equipment	209,696	216,637
Construction in progress	252	278
Real estate held for investment	3,908,746	3,858,579
Accumulated depreciation	(742,876)	(646,366)
Real estate held for investment, net	$3,165,870	$3,212,213

The following is a reconciliation of the carrying amount of real estate held for investment at December 31, (dollars in thousands):

	2002	2001	2000
Balance at beginning of year	$3,858,579	$3,758,974	$3,577,848
Real estate acquired	323,989	91,093	14,898
Capital expenditures	51,066	58,402	46,299
Transfers from development	29,816	51,561	68,025
Transfers (to)/from held for disposition, net	(354,704)	(98,663)	58,068
Impairment loss on real estate	—	(2,788)	—
Disposal of fully depreciated assets	—	—	(6,164)
Balance at end of year	$3,908,746	$3,858,579	$3,758,974

The following is a reconciliation of accumulated depreciation for real estate held for investment at December 31, (dollars in thousands):

	2002	2001	2000
Balance at beginning of year	$646,366	$506,871	$373,164
Depreciation expense for the year*	160,332	153,113	154,419
Transfers to held for disposition, net	(63,822)	(13,618)	(14,548)
Disposal of fully depreciated assets	—	—	(6,164)
Balance at end of year	$742,876	$646,366	$506,871

* *Includes $1,176, $1,268, and $1,425 for 2002, 2001, and 2000, respectively, related to depreciation on non-real estate assets located at United Dominion's apartment communities, classified as "Other depreciation and amortization" on the Consolidated Statements of Operations.*

The following is a summary of real estate held for investment by major geographic markets (in order of carrying value, excluding real estate held for disposition and real estate under development) at December 31, 2002 (dollars in thousands):

	Number of Apartment Communities	Initial Acquisition Cost	Carrying Value	Accumulated Depreciation	Encumbrances
Dallas, TX	15	$ 225,658	$ 262,197	$ 44,093	$ 50,188
Houston, TX	22	178,188	231,886	43,338	57,954
Phoenix, AZ	11	181,480	216,888	36,248	61,371
Orlando, FL	14	167,524	205,970	51,337	92,000
Raleigh, NC	11	179,935	203,887	42,345	58,593
Metropolitan DC	7	148,403	165,606	15,711	70,676
Arlington, TX	10	142,462	158,031	27,474	39,056
Tampa, FL	10	132,927	153,925	33,972	57,405
Columbus, OH	6	111,315	149,247	20,425	56,576
San Francisco, CA	4	136,504	141,245	14,625	21,112
Charlotte, NC	10	109,961	139,050	37,295	12,043
Southern California	5	107,816	130,459	11,270	11,484
Nashville, TN	8	83,987	120,572	25,088	—
Greensboro, NC	8	85,362	104,653	23,258	—
Monterey Peninsula, CA	9	95,091	98,264	11,478	2,581
Richmond, VA	8	74,856	97,759	35,060	66,657
Wilmington, NC	6	64,213	91,247	23,812	—
Baltimore, MD	7	80,141	89,345	18,775	28,410
Atlanta, GA	6	57,669	72,547	19,544	30,446
Columbia, SC	6	52,795	62,716	19,781	5,000
Jacksonville, FL	3	44,787	58,974	16,654	23,202
Norfolk, VA	6	42,741	54,727	20,186	7,359
Lansing, MI	4	50,237	50,185	6,117	31,570
Seattle, WA	3	31,953	34,291	5,006	25,830
Other Western	6	151,123	157,164	15,729	46,720
Other Pacific	8	122,608	124,176	14,036	55,177
Other Southwestern	8	102,997	110,066	16,669	9,765
Other Florida	8	77,476	107,797	22,579	—
Other Midwestern	10	88,281	95,627	12,704	26,320
Other North Carolina	8	61,677	75,865	25,722	11,550
Other Southeastern	4	56,716	69,273	15,050	35,021
Other Mid-Atlantic	5	37,618	42,835	10,703	12,542
Other Northeastern	2	14,732	18,253	5,113	5,167
Richmond Corporate		6,597	7,325	670	3,965
Commercial		6,624	6,694	1,009	—
	258	$3,312,454	$3,908,746	$742,876	$1,015,740

The following is a summary of real estate held for disposition by major category at December 31, 2002 (dollars in thousands):

	Number of Properties	Initial Acquisition Cost	Carrying Value	Accumulated Depreciation	Encumbrances
Apartments	2	$13,049	$17,943	$4,351	$—
Commercial	1	2,682	3,329	1,506	—
Land	2	7,897	6,841	—	—
		$23,628	$28,113	$5,857	$—

The following is a summary of real estate under development by major category at December 31, 2002 (dollars in thousands):

	Number of Properties	Initial Acquisition Cost	Carrying Value	Accumulated Depreciation	Encumbrances
Apartments	3	$ 21,269	$ 21,269	$ —	$ —
Land	7	9,355	9,355	—	—
		$ 30,624	$30,624	$ —	$ —
Total Real Estate Owned		$3,366,706	$3,967,483	$748,733	$1,015,740

United Dominion is pursuing its strategy of exiting markets where long-term growth prospects are limited and the redeployment of capital would enhance future growth rates and economies of scale. During the first quarter of 2002, United Dominion placed nine assets, with an aggregate net book value of $89.3 million, under contract for sale and reclassified them as real estate held for disposition. These sales closed in the second quarter of 2002 and resulted in our withdrawal from Naples, Florida; Tucson, Arizona; Las Vegas, Nevada; and substantially all of Memphis, Tennessee. Although these sales resulted in an aggregate net gain of $11.5 million, certain of these assets were sold at net selling prices below their net book values at March 31, 2002. As a result, United Dominion recorded an aggregate $2.3 million impairment loss during the first quarter for the write down of a portfolio of five apartment communities in Memphis, Tennessee.

During the first quarter of 2001, management performed an analysis of the carrying value of all undeveloped land parcels in connection with United Dominion's plans to accelerate the disposition of these sites. As a result, an aggregate $2.8 million impairment loss was recognized on seven undeveloped sites in selected markets. An impairment loss was indicated as a result of the net book value of the assets being greater than the estimated fair market value less the cost of disposal.

During the second quarter of 2000, management transferred approximately $197 million of assets from real estate held for disposition to real estate held for investment and, as a result, approximately $10 million in depreciation expense was recognized on the communities transferred in order to reflect depreciation on these properties while they were classified in real estate held for disposition. Furthermore, approximately $5 million of additional depreciation expense was recognized on these assets during 2000 subsequent to their transfer to real estate held for investment. Depreciation expense in 2000 was further increased by the impact of over $150 million in development completions in late 1999 and 2000 and approximately $200 million in acquisitions and capital improvements in 1999 and 2000.

3. Income from Discontinued Operations

United Dominion adopted SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets,"* as of January 1, 2002. SFAS No. 144 requires, among other things, that the primary assets and liabilities and the results of operations of United Dominion's real properties which have been sold during 2002, or are held for disposition at December 31, 2002, be classified as discontinued operations and segregated in United Dominion's Consolidated Statements of Operations and Balance Sheets. Properties classified as real estate held for disposition generally represent properties that are under contract for sale and are expected to close within the next twelve months. United Dominion's adoption of SFAS No. 144 resulted in the presentation of the net operating results of those properties sold or transferred to held for disposition from January 1, 2002 through December 31, 2002 as discontinued operations for all periods presented. The adoption of SFAS No. 144 did not have an impact on net income available to common shareholders. SFAS No. 144 only resulted in the reclassification of the operating results of the properties sold or transferred to held for disposition during 2002 within the Consolidated Statements of Operations for the years ended December 31, 2002, 2001, and 2000.

During 2002, United Dominion sold 25 communities with a total of 6,990 apartment homes, one parcel of land, and one commercial property with 143,000 square feet. At December 31, 2002, United Dominion had two communities with 363 apartment homes with a net book value of $13.6 million, two parcels of land with a net book value of $6.9 million, and one commercial property with a net book value of $1.8 million included in real estate held for disposition. The results of operations for these properties are classified on the Consolidated Statements of Operations in the line item entitled "Income from discontinued operations, net of minority interests."

The following is a summary of income from discontinued operations for the years ended December 31, (dollars in thousands):

	2002	2001	2000
Rental income	$34,559	$54,217	$51,612
Rental expenses	14,312	22,028	20,248
Other expenses	9,051	19,166	15,659
Impairment loss on real estate	2,301	775	—
	25,664	41,969	35,907
Income before gains on sales of investments, minority interests, and extraordinary items	8,895	12,248	15,705
Gains on sales of depreciable property	31,450	—	—
Income before minority interests and extraordinary items	40,345	12,248	15,705
Minority interests on income from discontinued operations	(2,433)	(828)	(1,063)
Income before extraordinary items	37,912	11,420	14,642
Extraordinary items—early extinguishment of debt, net of minority interests	(975)	4	—
Income from discontinued operations, net of minority interests	$36,937	$11,424	$14,642

4. Investment in Unconsolidated Development Joint Venture

In June 2000, United Dominion completed the formation of a joint venture that would invest approximately $101 million to develop five apartment communities with a total of 1,438 apartment homes. United Dominion owned a 25% interest in the joint venture and served as the managing partner. Prior to establishing the joint venture, United Dominion commenced construction on all five of the projects. Upon closing of the venture in June 2000, United Dominion contributed the projects in return for its equity interest of approximately $8 million in the venture and was reimbursed for approximately $35 million of development outlays that were incurred prior to closing the joint venture. We recognized fee income for services provided by United Dominion to the joint venture, to the extent of the outside partner's interest, of approximately $0.6 million, $2.6 million, and $3.0 million for the years ended December 31, 2002, 2001, and 2000, respectively. In December 2001, United Dominion purchased three of the five apartment communities with 794 apartment homes for a total aggregate cost of approximately $61 million. In June 2002, United Dominion purchased the remaining two apartment communities with 644 apartment homes for approximately $52 million. United Dominion's interest in the gains on the sale of these properties by the joint venture to United Dominion was recorded as a reduction of its basis in the assets and; therefore, is not reflected in the Consolidated Statements of Operations.

The following is a summary of the operating results of the joint venture as of December 31, (dollars in thousands):

	2002	2001	2000
Rental income	$ 2,774	$ 9,841	$1,930
Expenses:			
Depreciation and amortization	1,101	3,684	268
Mortgage interest	1,114	3,826	1,557
Operating and other expenses	1,958	4,260	549
Total expenses	4,173	11,770	2,374
Loss before gains on sales of investments	(1,399)	(1,929)	(444)
Gains on sales of depreciable property	7,588	913	—
Net income/(loss)	$ 6,189	$(1,016)	$ (444)

5. Secured Debt

Secured debt on continuing and discontinued operations, which encumbers $1.5 billion or 38.3% of United Dominion's real estate owned ($2.4 billion or 61.7% of United Dominion's real estate owned is unencumbered) consists of the following at December 31, 2002 (dollars in thousands):

	Principal Outstanding		Weighted Average Interest Rate	Weighted Average Years to Maturity	Number of Communities Encumbered
	2002	2001	2002	2002	2002
Fixed Rate Debt					
Mortgage notes payable[(a)]	$ 187,927	$450,643	7.55%	6.6	13
Tax-exempt secured notes payable	61,278	65,806	6.68%	11.6	8
Fannie Mae credit facilities	288,875	—	6.40%	8.0	9
Fannie Mae credit facilities—swapped	17,000	17,000	6.74%	14.8	—
Total fixed rate secured debt	555,080	533,449	6.83%	8.2	30
Variable Rate Debt					
Mortgage notes payable	11,752	15,082	4.72%	7.3	3
Tax-exempt secured notes payable	7,770	19,915	1.50%	25.2	1
Fannie Mae credit facilities	370,469	405,731	1.98%	14.1	51
Freddie Mac credit facility	70,669	—	1.79%	8.1	8
Total variable rate secured debt	460,660	440,728	2.01%	13.2	63
Total Secured Debt	$1,015,740	$974,177	4.65%	10.4	93

(a) Includes fair value adjustments aggregating $2.2 million in 2002 and $7.9 million in 2001, recorded in connection with the assumption of debt associated with two acquisitions consummated in 1998.

Fixed Rate Debt

Mortgage notes payable Fixed rate mortgage notes payable are generally due in monthly installments of principal and interest and mature at various dates from January 2004 through June 2034 and carry interest rates ranging from 6.66% to 8.50%.

Tax-exempt secured notes payable Fixed rate mortgage notes payable that secure tax-exempt housing bond issues mature at various dates through November 2025 and carry interest rates ranging from 6.09% to 7.90%. Interest on these notes is generally payable in semi-annual installments.

Secured credit facilities At December 31, 2002, United Dominion's fixed rate secured credit facilities consisted of $305.9 million of the $676.3 million outstanding on an $860 million aggregate commitment under four revolving secured credit facilities with Fannie Mae. The Fannie Mae credit facilities are for an initial term of ten years, bear interest at floating and fixed rates, and can be extended for an additional five years at United Dominion's discretion. In order to limit a portion of its interest rate exposure, United Dominion has two interest rate swap agreements associated with the Fannie Mae credit facilities. These agreements have an aggregate notional value of $17.0 million under which United Dominion pays a fixed rate of interest and receives a variable rate on the notional amount. The interest rate swap agreements effectively change United Dominion's interest rate exposure on $17.0 million of secured debt from a variable rate to a weighted average fixed rate of 6.74%.

Variable Rate Debt

Mortgage notes payable Variable rate mortgage notes payable are generally due in monthly installments of principal and interest and mature at various dates from January 2005 through September 2027. At December 31, 2002, these notes had interest rates ranging from 4.18% to 5.23%.

Tax-exempt secured notes payable Variable rate mortgage notes payable which secure tax-exempt housing bond issues mature in July 2028. At December 31, 2002, this note had an interest rate of 1.50%. Interest on this note is payable in semi-annual installments.

Secured credit facilities At December 31, 2002, United Dominion's variable rate secured credit facilities consisted of $370.5 million outstanding on the Fannie Mae credit facilities and $70.7 million outstanding on the Freddie Mac credit facility. At December 31, 2002, the variable rate Fannie Mae credit facilities had a weighted average floating rate of interest of 1.98% and the Freddie Mac credit facility had a weighted average floating rate of interest of 1.79%.

The aggregate maturities of secured debt for the fifteen years subsequent to December 31, 2002 are as follows (dollars in thousands):

	Fixed			Variable			
Year	Mortgage Notes	Tax-Exempt Notes	Credit Facilities	Mortgage Notes	Tax-Exempt Notes	Credit Facilities	TOTAL
2003	$ 5,854	$13,213	—	$ 438	—	—	$ 19,505
2004	54,096	5,820	—	460	—	—	60,376
2005	18,720	873	—	4,998	—	—	24,591
2006	30,457	933	—	3,847	—	—	35,237
2007	6,797	630	—	148	—	—	7,575
2008	1,364	5,453	—	154	—	—	6,971
2009	23,754	579	—	161	—	—	24,494
2010	26,485	626	$138,875	169	—	—	166,155
2011	704	671	50,000	177	—	$ 70,669	122,221
2012	761	723	100,000	185	—	—	101,669
2013	823	3,847	—	194	—	—	4,864
2014	891	835	—	202	—	—	1,928
2015	963	13,350	—	212	—	52,956	67,481
2016	1,042	579	—	222	—	134,513	136,356
2017	1,127	626	—	185	—	—	1,938
Thereafter	14,089	12,520	17,000	—	$7,770	183,000	234,379
	$187,927	$61,278	$305,875	$11,752	$7,770	$441,138	$1,015,740

For the year ended December 31, 2002, United Dominion recognized $18.4 million ($0.17 per diluted share) of extraordinary losses as a result of prepayment penalties incurred from the refinancing of certain secured loans, using proceeds from the Fannie Mae and Freddie Mac credit facilities and the early payoff of loans on the sale of properties. For the year ended December 31, 2001, United Dominion recognized $3.2 million ($0.03 per diluted share) of extraordinary losses related to prepayment penalties for the early payoff of loans on the sale of properties. These prepayment penalties were funded by proceeds of the new credit facilities, proceeds from the related asset sales, and from the release of cash escrows retained by former lenders of $14.0 million and $10.3 million for the years ended December 31, 2002 and 2001, respectively.

6. Unsecured Debt

A summary of unsecured debt at December 31, 2002 and 2001 is as follows (dollars in thousands):

	2002	2001
Commercial Banks		
Borrowings outstanding under an unsecured credit facility due August 2003[(a)]	$ 175,800	$ 230,200
Borrowings outstanding under an unsecured term loan due May 2004–2005[(b)]	100,000	100,000
Senior Unsecured Notes—Other		
7.60% Medium-Term Notes due January 2002	—	46,750
7.65% Medium-Term Notes due January 2003[(c)]	10,000	10,000
7.22% Medium-Term Notes due February 2003	11,815	11,815
8.63% Notes due March 2003	78,005	78,030
7.98% Notes due March 2002–2003[(d)]	7,428	14,857
5.05% City of Portland, OR Bonds due October 2003	7,345	7,345
7.67% Medium-Term Notes due January 2004	46,585	53,510
7.73% Medium-Term Notes due April 2005	21,100	22,400
7.02% Medium-Term Notes due November 2005	49,760	49,760
7.95% Medium-Term Notes due July 2006	85,374	103,179
7.07% Medium-Term Notes due November 2006	25,000	25,000
7.25% Notes due January 2007	92,265	105,020
ABAG Tax-Exempt Bonds due August 2008	46,700	46,700
8.50% Monthly Income Notes due November 2008	29,081	57,400
6.50% Notes due June 2009[(e)]	200,000	—
8.50% Debentures due September 2024[(f)]	54,118	124,920
Other[(g)]	1,524	3,134
	766,100	759,820
Total Unsecured Debt	$1,041,900	$1,090,020

(a) United Dominion has a $375 million three-year unsecured bank revolving credit facility that matures in August 2003. As of December 31, 2002, $175.8 million was outstanding under the bank credit facility leaving $199.2 million of unused capacity. Under the bank credit facility, United Dominion may borrow at a rate of LIBOR plus 1.1% and pays a facility fee, which is equal to 0.25% of the commitment. The bank credit facility is subject to customary financial covenants and limitations. As of December 31, 2002, management believes that United Dominion is in compliance with all covenants and limitations.

The following is a summary of short-term bank borrowings under United Dominion's bank credit facility at December 31, (dollars in thousands):

	2002	2001	2000
Total revolving credit facilities at December 31	$375,000	$375,000	$375,000
Borrowings outstanding at December 31	175,800	230,200	244,400
Weighted average daily borrowings during the year	156,493	248,367	195,128
Maximum daily borrowings during the year	311,600	347,200	308,000
Weighted average interest rate during the year	2.9%	5.2%	7.3%
Weighted average interest rate at December 31	2.5%	3.2%	7.7%
Weighted average interest rate at December 31—after giving effect to swap agreements	5.6%	6.1%	7.5%

At December 31, 2002, United Dominion had five interest rate swap agreements associated with commercial bank borrowings with an aggregate notional value of $105 million under which United Dominion paid a fixed rate of interest and received a variable rate of interest on the notional amounts. The interest rate swaps, which mature in August 2003 and July 2004, effectively change United Dominion's interest rate exposure on the $105 million of borrowings from a variable rate to a weighted average fixed rate of approximately 7.47%. At December 31, 2002, 2001, and 2000, the weighted average interest rate of commercial borrowings, after giving effect to swap agreements, was 5.6%, 6.1%, and 7.5%, respectively.

(b) *As of December 31, 2002, United Dominion had five interest rate swap agreements associated with borrowings under the term loan with an aggregate notional value of $100 million under which United Dominion pays a fixed rate of interest and receives a variable rate of interest on the notional amounts. The interest rate swaps, which mature in May 2003 and May 2004, effectively change United Dominion's interest rate exposure on these borrowings from a variable rate to a weighted average fixed rate of approximately 8.17%.*

(c) *United Dominion has one interest rate swap agreement associated with these unsecured notes with an aggregate notional value of $10 million under which United Dominion pays a fixed rate of interest and receives a variable rate on the notional amount. The interest rate swap agreement, which matures in January 2003, effectively changes United Dominion's interest rate exposure on the $10 million from a variable rate to a fixed rate of 7.65%.*

(d) *Payable annually in three equal principal installments of $7.4 million.*

(e) *In June 2002, United Dominion issued $200 million of 6.50% senior unsecured notes due in June 2009. The net proceeds of $198.5 million from the sale were used to reduce outstanding debt under United Dominion's $375 million unsecured revolving credit facility.*

(f) *Includes an investor put feature that grants a one-time option to redeem the debentures in September 2004.*

(g) *Includes $1.5 million and $3.0 million at December 31, 2002 and 2001, respectively, of deferred gains from the termination of interest rate risk management agreements.*

For the year ended December 31, 2002, United Dominion recognized $18.6 million ($0.17 per diluted share) of extraordinary losses as a result of premiums paid for the redemption of certain higher coupon notes and debentures and the write-off of deferred financing costs. For the year ended December 31, 2001, United Dominion recognized $0.3 million ($0.00 per diluted share) of extraordinary losses related to the write-off of deferred financing costs and the repurchase of certain notes.

7. Shareholders' Equity

Preferred Stock

The Series B Cumulative Redeemable Preferred Stock (Series B) has no stated par value and a liquidation preference of $25 per share. With no voting rights and no stated maturity, Series B is not subject to any sinking fund or mandatory redemption and is not convertible into any other securities of United Dominion. The Series B is not redeemable prior to May 29, 2007. On or after this date, the Series B may be redeemed for cash at the option of United Dominion, in whole or in part, at a redemption price of $25 per share plus accrued and unpaid dividends. The redemption price is payable solely out of the sale proceeds of other capital stock of United Dominion. All dividends due and payable on the Series B have been accrued or paid as of the end of each fiscal year.

The Series D Convertible Redeemable Preferred Stock (Series D) has no stated par value and a liquidation preference of $25 per share. The Series D has no voting rights, no stated maturity, is not subject to any sinking fund or mandatory redemption, and is convertible into 1.5385 shares of common stock at the option of the holder of the Series D at any time at $16.25 per share. United Dominion has the right to cause the holder of the Series D to convert the Series D to common shares at $16.25 based on twenty trading days at or above $17.06 for the life of the security. United Dominion has the right to purchase 2 million shares of the Series D in accordance with a predetermined schedule, provided that the volume weighted average price of our common shares is $16.25 for a twenty day trading period. The repurchase price payable will be computed in accordance with the table below, expressed as a percentage of the liquidation preference, determined by the period in which the Series D repurchase date occurs, together with all accrued and unpaid dividends to and including the repurchase date:

Series D Repurchase Date Occurs During Period			Repurchase Price
January 1, 2003	to	June 30, 2003	101.0%
July 1, 2003	to	December 6, 2003	100.5%

After December 7, 2003, United Dominion may, at its option, redeem at any time all or part of the Series D at a price per share of $25, payable in cash, plus all accrued and unpaid dividends, provided that the current market price of our common stock at least equals the conversion price, initially set at $16.25 per share. The redemption is payable solely out of the sale proceeds of other capital stock. In addition, United Dominion may not redeem, in any consecutive twelve-month period, a number of shares of Series D having an aggregate liquidation preference of more than $100 million.

On June 15, 2001, United Dominion completed the redemption of all of its outstanding 9.25% Series A Cumulative Redeemable Preferred Stock at $25 per share plus accrued dividends.

Officers' Stock Purchase and Loan Plan

As of December 31, 2002, United Dominion has $2.6 million of notes receivable from certain officers and directors of United Dominion (original principal balances of $3.0 million), at an interest rate of 7.0% that mature between June 2004 and October 2005. The purpose of the loans was for the borrowers to purchase shares of United Dominion's common stock pursuant to United Dominion's 1991 Stock Purchase and Loan Plan. The loans are evidenced by promissory notes between the borrowers and United Dominion and are secured by a pledge of the shares of common stock (241,750 shares with a market value of $4.0 million at December 31, 2002). The notes require that dividends received on the shares be applied towards payment of the notes.

In addition, United Dominion entered into a Servicing and Purchase Agreement (the "Servicing Agreement") with Sun Trust Bank (the "Bank") whereby United Dominion has agreed to act as servicing agent for and to purchase certain loans made by the Bank to officers and directors of United Dominion (the "Borrowers") to finance the purchase of shares of United Dominion's common stock. The loans are evidenced by promissory notes ("Notes") between each Borrower and the Bank. The Servicing Agreement provides that the Bank can require United Dominion to purchase the Notes upon an event of default by the Borrower or United Dominion under the Servicing Agreement and at certain other times during the term of the Servicing Agreement. The aggregate outstanding principal balance of the Notes as of December 31, 2002 was $11.1 million (original principal balance was $11.7 million), and all of the Notes mature during 2004. Because certain of the Borrowers elected floating rate loans and others elected fixed rate loans, the interest rates on these loans as of December 31, 2002 ranged from 3.63% to 7.68%. Each Borrower entered into a Participation Agreement with United Dominion that requires that all cash dividends received on the shares (1,037,998 shares at December 31, 2002 with a closing market value of $17.0 million) be applied towards payment of the Notes. Based upon the fact that 100% of all cash dividend payments are paid to amortize the Notes and that the Notes are recourse to the Borrowers, United Dominion believes that its exposure to liability under the Notes is remote.

Dividend Reinvestment and Stock Purchase Plan

United Dominion's Dividend Reinvestment and Stock Purchase Plan (the "Stock Purchase Plan") allows common and preferred shareholders the opportunity to purchase, through the reinvestment of cash dividends, additional shares of United Dominion's common stock. As of December 31, 2002, 9,590,060 shares of common stock had been issued under the Stock Purchase Plan. Shares in the amount of 4,409,940 were reserved for further issuance under the Stock Purchase Plan at December 31, 2002. During 2002, 152,343 shares were issued under the Stock Purchase Plan for a total consideration of approximately $2.5 million.

Restricted Stock Awards

United Dominion's 1999 Long-Term Incentive Plan ("LTIP") authorizes the granting of restricted stock awards to employees, officers, and directors of United Dominion. The total restricted stock awards under the LTIP may not exceed 15% of the total number of available shares, or 600,000. Deferred compensation expense is recorded over the vesting period and is based upon the value of the common stock on the date of issuance. As of December 31, 2002, 440,601 shares of restricted stock have been issued under the LTIP.

Shareholder Rights Plan

United Dominion's 1998 Shareholder Rights Plan is intended to protect long-term interests of shareholders in the event of an unsolicited, coercive, or unfair attempt to take over the company. The plan authorized a dividend of one Preferred Share Purchase Right (the "Rights") on each share of common stock outstanding. Each Right, which is not currently exercisable, will entitle the holder to purchase 1/1,000 of a share of a new series of United Dominion's preferred stock, to be designated as Series C Junior Participating Cumulative Preferred Stock, at a price to be determined upon the occurrence of the event, and for which the holder must be paid $45 should the take over occur. Under the Plan, the rights will be exercisable if a person or group acquires more than 15% of United Dominion's common stock, or announces a tender offer that would result in the ownership of 15% of United Dominion's common stock.

8. Financial Instruments

The following estimated fair values of financial instruments were determined by United Dominion using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts United Dominion would realize on the disposition of the financial instruments. The use of different market assumptions or estimation methodologies may have a material effect on the estimated fair value amounts. The carrying amounts and estimated fair value of United Dominion's financial instruments at December 31, 2002 and 2001, are summarized as follows (dollars in thousands):

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Secured debt	$1,015,740	$1,051,182	$ 974,177	$1,013,136
Unsecured debt	1,041,900	1,106,362	1,090,020	1,109,380
Interest rate swap agreements	(9,636)	(9,636)	(14,931)	(14,931)

The following methods and assumptions were used by United Dominion in estimating the fair values set forth above.

Cash and Cash Equivalents

The carrying amount of cash and cash equivalents approximates fair value.

Secured and Unsecured Debt

Estimated fair value is based on mortgage rates, tax-exempt bond rates, and corporate unsecured debt rates believed to be available to United Dominion for the issuance of debt with similar terms and remaining lives. The carrying amount of United Dominion's variable rate secured debt approximates fair value at December 31, 2002 and 2001. The carrying amounts of United Dominion's borrowings under variable rate unsecured debt arrangements, short-term revolving credit agreements, and lines of credit approximate their fair values at December 31, 2002 and 2001.

Derivative Financial Instruments

The following table presents the fair values of United Dominion's derivative financial instruments outstanding, based on external market quotations, as of December 31, 2002 (dollars in thousands):

Notional Amount	Fixed Rate	Type of Contract	Effective Date	Contract Maturity	Fair Value
Secured Debt:					
FNMA					
$ 7,000	6.48%	Swap	06/30/99	06/30/04	$ (511)
10,000	6.92%	Swap	12/01/99	04/01/04	(664)
17,000	6.74%				(1,175)
Unsecured Debt:					
Bank Credit Facility					
5,000	8.85%	Swap	06/26/95	07/01/04	(377)
25,000	7.49%	Swap	11/01/00	08/01/03	(845)
25,000	7.49%	Swap	11/01/00	08/01/03	(845)
25,000	7.31%	Swap	12/01/00	08/01/03	(815)
25,000	7.31%	Swap	12/04/00	08/01/03	(815)
105,000	7.47%				(3,697)
Bank Term Loan					
25,000	7.64%	Swap	11/15/00	05/15/03	(531)
20,000	7.64%	Swap	11/15/00	05/15/03	(425)
23,500	8.82%	Swap	11/15/00	05/15/04	(1,696)
23,000	8.82%	Swap	11/15/00	05/15/04	(1,660)
8,500	7.41%	Swap	12/04/00	05/15/03	(172)
100,000	8.17%				(4,484)
Medium-Term Notes					
10,000	7.65%	Swap	01/26/99	01/27/03	(280)
$232,000					$(9,636)

For the year ended December 31, 2002, United Dominion recognized $4.9 million of net unrealized gains in comprehensive income and a $0.05 million gain in net income related to the ineffective portion of United Dominion's hedging instruments. In addition, United Dominion has recognized $9.6 million of derivative financial instrument liabilities on the Consolidated Balance Sheet.

As of December 31, 2002, United Dominion expects to reclassify $7.7 million of net losses on derivative instruments from accumulated other comprehensive loss to earnings (interest expense which, combined with the interest paid on the underlying debt, results in interest expense at the fixed rates shown above) during the next twelve months on the related hedged transactions.

Risk of Counterparty Non-Performance

United Dominion has not obtained collateral or other security to support financial instruments. In the event of non-performance by the counterparty, United Dominion's credit loss on its derivative instruments is limited to the value of the derivative instruments that are favorable to United Dominion at December 31, 2002, of which we have none. However, such non-performance is not anticipated as the counterparties are highly rated credit quality U.S. financial institutions and management believes that the likelihood of realizing material losses from counterparty non-performance is remote.

9. Employee Benefit Plans

Profit Sharing Plan

The United Dominion Realty Trust, Inc. Profit Sharing Plan (the "Plan") is a defined contribution plan covering all eligible full-time employees. Under the Plan, United Dominion makes discretionary profit sharing and matching contributions to the Plan as determined by the Compensation Committee of the Board of Directors. Aggregate provisions for contributions, both matching and discretionary, which are included in United Dominion's Consolidated Statements of Operations for the three years ended December 31, 2002, 2001, and 2000 were $0.9 million, $0.7 million, and $1.3 million, respectively.

Stock Option Plan

In May 2001, the shareholders of United Dominion approved the 1999 Long-Term Incentive Plan (the "LTIP"), which supersedes the 1985 Stock Option Plan. With the approval of the LTIP, no additional grants will be made under the 1985 Stock Option Plan. The LTIP authorizes the granting of awards which may take the form of options to purchase shares of common stock, stock appreciation rights, restricted stock, dividend equivalents, other stock-based awards, any other right or interest relating to common stock or cash. The Board of Directors reserved 4 million shares for issuance upon the grant or exercise of awards under the LTIP. Of the 4 million shares reserved, 3.4 million shares are for stock-based awards, such as stock options, with the remaining 600,000 shares reserved for restricted stock awards. The LTIP generally provides, among other things, that options are granted at exercise prices not lower than the market value of the shares on the date of grant and that options granted must be exercised within ten years. The maximum number of shares of stock that may be issued subject to incentive stock options is 10 million shares. Shares under options that expire or are cancelable are available for subsequent grant.

Pro forma information regarding net income and earnings per share is required by Statement 123 "*Accounting for Stock-Based Compensation*" ("SFAS No. 123"), and has been determined as if United Dominion had accounted for its employee stock options under the fair value method of accounting as defined in SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2002, 2001, and 2000:

	2002	2001	2000
Risk free interest rate	4.1%	3.2%	5.2%
Dividend yield	7.7%	9.1%	7.2%
Volatility factor	0.177	0.171	0.164
Weighted average expected life (years)	4	3	7

The weighted average fair value of options granted during 2002, 2001, and 2000 was $0.84, $0.46, and $0.65 per option, respectively.

For purposes of the pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. United Dominion's pro forma information is as follows (dollars in thousands, except per share amounts):

	2002	2001	2000
Net income available to common shareholders, as reported	$25,805	$27,142	$42,653
Deduct:			
Total stock option compensation expense determined under the fair value method for all awards, net of related tax effects	380	449	948
Pro forma net income	$25,425	$26,693	$41,705
Earnings per common share—basic			
As reported	$ 0.24	$ 0.27	$ 0.41
Pro forma	0.24	0.27	0.40
Earnings per common share—diluted			
As reported	$ 0.24	$ 0.27	$ 0.41
Pro forma	0.24	0.26	0.40

A summary of United Dominion's stock option activity during the three years ended December 31, 2002 is provided in the following table:

	Number Outstanding	Weighted Average Exercise Price	Range of Exercise Prices
Balance, December 31, 1999	4,215,592	$12.09	$ 9.19–$15.38
Granted	653,300	9.91	9.88– 10.75
Exercised	(11,584)	9.19	9.19
Forfeited	(364,363)	12.95	9.63– 15.25
Balance, December 31, 2000	4,492,945	$11.71	$ 9.19–$15.38
Granted	1,289,484	11.96	10.81– 14.20
Exercised	(356,408)	11.02	9.19– 14.25
Forfeited	(813,649)	11.52	9.63– 15.38
Balance, December 31, 2001	4,612,372	$11.90	$ 9.63–$15.38
Granted	129,150	14.26	14.15– 14.88
Exercised	(1,000,592)	11.68	9.63– 15.38
Forfeited	(87,999)	11.04	9.63– 15.25
Balance, December 31, 2002	**3,652,931**	**$12.01**	**$ 9.63– 15.38**
Exercisable at December 31,			
2000	2,692,997	$12.35	$ 9.19– 15.38
2001	1,968,265	$12.38	$ 9.63– 15.38
2002	2,793,811	$11.97	$ 9.63– 15.38

The weighted average remaining contractual life on all options outstanding is 6.2 years. 1,141,644 of share options had exercise prices between $13.13 and $15.38, 1,086,000 of share options had exercise prices between $11.15 and $12.40, and 1,425,287 of share options had exercise prices between $9.63 and $10.88.

At December 31, 2002 and 2001, stock-based awards for 3,149,350 and 3,278,500 shares of common stock, respectively, were available for future grants under the 1999 LTIP's existing authorization and no option shares were available for future grants under the 1985 Stock Option Plan.

10. Restructuring Charges

During the first quarter of 2001, United Dominion announced the appointment of a new chief executive officer and senior management structure. The new management team began a comprehensive review of the organizational structure of United Dominion and its operations. As a result of this review, United Dominion recorded a charge of $5.4 million related to workforce reductions and other miscellaneous costs. These charges are included in the Consolidated Statements of Operations within the line item "Severance costs and other organizational charges." All charges came under consideration subsequent to the appointment of United Dominion's new CEO in February 2001 and were approved by management and the Board of Directors in March 2001. All of the $5.4 million charge was paid during 2001.

The planned workforce reductions resulted in a charge of $4.5 million during the first quarter of 2001 and in the planned termination of approximately 200 full-time equivalent positions, or 10% of total staffing in corporate functions, including senior management and general and administrative functions, and in apartment operations. Employee termination benefits included severance packages and related benefits and outplacement services for employees terminated. United Dominion also recognized $0.4 million related to relocation costs associated with the new executive offices in Denver and $0.5 million related to other miscellaneous costs.

In addition, management performed an analysis of the carrying value of all undeveloped land parcels in connection with United Dominion's plans to accelerate the disposition of these sites. As a result, an aggregate $2.8 million impairment loss was recognized on seven undeveloped sites in selected markets. An impairment loss was indicated as a result of the net book value of the assets being greater than the estimated fair market value less the cost of disposal. United Dominion also recognized a $0.4 million charge for the write down of its investment in an online apartment leasing company.

11. Commitments and Contingencies

Commitments

Real Estate Under Development

United Dominion is committed to completing its real estate currently under development, which has an estimated cost to complete of $59.0 million at December 31, 2002.

Ground and Operating Leases

United Dominion is party to several ground leases relating to operating communities. In addition, United Dominion is party to various other operating leases related to the operation of its regional offices. Future minimum lease payments for non-cancelable ground and operating leases at December 31, 2002 are as follows (dollars in thousands):

	Ground Leases	Operating Leases
2003	$ 1,022	$ 526
2004	1,022	485
2005	1,022	311
2006	1,022	102
2007	1,022	59
Thereafter	23,105	4
Total	$28,215	$1,487

United Dominion incurred $2.0 million, $2.3 million, and $2.6 million of rent expense for the years ended December 31, 2002, 2001, and 2000, respectively.

Contingencies

Out-Performance Program

In May 2001, the shareholders of United Dominion approved the Out-Performance Program (the "Program") pursuant to which executives and other key officers of United Dominion were given the opportunity to invest in United Dominion by purchasing performance shares ("Out-Performance Partnership Shares" or "OPPSs") of the Operating Partnership for an initial investment of $1.27 million (the full market value of the OPPSs at inception, as determined by an independent investment banking firm). The Program measures United Dominion's performance over a 28-month period beginning February 2001.

The Program is designed to provide participants with the possibility of substantial returns on their investment if United Dominion's total return, considering the reinvestment of dividend income as well as share price appreciation, on its common stock during the measurement period exceeds the greater of (a) industry average (defined as the total cumulative return of the Morgan Stanley REIT Index over the same period) or (b) a 30% total return (12% annualized) (the "minimum return").

At the conclusion of the measurement period, if United Dominion's total return satisfies these criteria, the holders of the OPPSs will receive distributions and allocations of income and loss from the Operating Partnership equal to the distributions and allocations that would be received on the number of interests in the Operating Partnership ("OP Units") obtained by:

i. determining the amount by which the cumulative total return of United Dominion's common stock over the measurement period exceeds the greater of the cumulative total return of the peer group index (the Morgan Stanley REIT Index) or the minimum return (such being the "excess return");
ii. multiplying 4% of the excess return by United Dominion's market capitalization (defined as the average number of shares and OP Units outstanding over the 28-month period multiplied by the daily closing price of United Dominion's common stock) up to a maximum of 2% of market capitalization; and
iii. dividing the number obtained in (ii) by the market value of one share of United Dominion common stock on the valuation date, determined by the volume-weighted average price of the common stock for the 20 trading days immediately preceding the valuation date.

If, on the valuation date, the cumulative total return of United Dominion's common stock does not meet the minimum return or the total return of the peer group and there is no excess return, then the holders of the OPPSs will forfeit their entire initial investment of $1.27 million. The OPPSs, unlike United Dominion's other OP Units, are not convertible into common stock except upon a change of control of United Dominion or upon the death of the participant. It is this feature, combined with the fact that management paid market value for the shares, that we believe makes this program better than previous programs, such as stock options, that were likewise designed to motivate and retain executives and key management. It ensures that management's goals are perpetually aligned with the shareholders since the OP Units can not be conveyed or disposed of except as outlined previously. Accordingly, the contingently issuable OPPSs are not included in common stock and common stock equivalents in the calculation of earnings per share. Based upon results through December 31, 2002, 1,578,534 OPPSs would have been issued had the Program terminated on that date. However, since the ultimate determination of OPPSs to be issued will not occur until June 2003, and the number of OPPSs is determinable only upon future events, the financial statements do not reflect any additional impact for these events.

Legal Matters

United Dominion and its subsidiaries are engaged in various litigations and have a number of unresolved claims pending. The ultimate liability in respect of such litigations and claims cannot be determined at this time. United Dominion is of the opinion that such liability, to the extent not provided for through insurance or otherwise, is not likely to be material in relation to the consolidated financial statements of United Dominion.

12. Industry Segments

United Dominion owns and operates multifamily apartment communities throughout the United States that generate rental and other property related income through the leasing of apartment units to a diverse base of tenants. United Dominion separately evaluates the performance of each of its apartment communities. However, because each of the apartment communities has similar economic characteristics, facilities, services, and tenants, the apartment communities have been aggregated into a single apartment communities segment. All segment disclosure is included in or can be derived from United Dominion's consolidated financial statements.

There are no tenants that contributed 10% or more of United Dominion's total revenues during 2002, 2001, or 2000.

13. Unaudited Summarized Consolidated Quarterly Financial Data

Summarized consolidated quarterly financial data for the year ended December 31, 2002 is as follows (dollars in thousands, except per share amounts):

	Three Months Ended			
	March 31[(a)]	June 30	September 30[(b)]	December 31[(c)]
Rental income[(d)]	$145,290	$147,255	$149,641	$152,128
Income before gains on sales of investments, minority interests, discontinued operations, and extraordinary items	11,688	14,717	11,614	13,705
Gains on the sales of land and depreciable property	1,248	—	—	—
Income from discontinued operations, net of minority interests	1,026	13,828	20,810	1,273
Net income/(loss) available to common shareholders	(8,538)	20,513	13,602	227
Earnings/(loss) per common share:				
Basic	$ (0.08)	$ 0.19	$ 0.13	$ 0.00
Diluted	(0.08)	0.19	0.13	0.00

(a) The first quarter of 2002 includes $15.8 million of extraordinary charges associated with the refinancing of certain mortgages using proceeds from the new Fannie Mae and Freddie Mac credit facilities.
(b) The third quarter of 2002 includes $12.6 million of extraordinary charges due to premiums paid for the redemption of certain higher coupon bonds.
(c) The fourth quarter of 2002 includes $5.2 million of extraordinary charges due to premiums paid for the redemption of certain higher coupon bonds.
(d) Represents income from continuing operations.

Summarized consolidated quarterly financial data for the year ended December 31, 2001 is as follows (dollars in thousands, except per share amounts):

	Three Months Ended			
	March 31[(a)]	June 30	September 30	December 31[(b)]
Rental income[(c)]	$142,187	$140,127	$140,671	$142,337
Income before gains on sales of investments, minority interests, discontinued operations, and extraordinary items	(439)	11,129	11,330	10,475
Gains on the sales of land and depreciable property	4,102	20,646	—	—
Income from discontinued operations, net of minority interests	2,811	5,627	(243)	3,229
Net income/(loss) available to common shareholders	(3,308)	20,136	6,778	3,536
Earnings/(loss) per common share:				
Basic	$ (0.03)	$ 0.20	$ 0.07	$ 0.04
Diluted	(0.03)	0.20	0.07	0.04

(a) The first quarter of 2001 includes $8.6 million of non-recurring charges related to workforce reductions, other severance costs, executive relocation costs, and the write down of land and our investment in an online apartment leasing company.
(b) The fourth quarter of 2001 includes a $2.2 million charge related to the write down of our investment in a web-based property management and leasing system.
(c) Represents income from continuing operations.

14. Subsequent Events

On January 30, 2003, United Dominion completed the sale of 2.0 million shares of common stock at a public offering price of $15.71 per share, resulting in net proceeds to United Dominion of approximately $31 million. The proceeds will be used to repay debt and for general corporate purposes.

On February 27, 2003, United Dominion completed the sale of $150 million of 4.50% medium-term notes due in March 2008 under a new $300 million medium-term note program. The net proceeds from the issuance of approximately $149 million are anticipated to be used to repay amounts outstanding on United Dominion's $375 million unsecured revolving credit facility.

Corporate Headquarters
400 East Cary Street
Richmond, Virginia 23219-3816
(804) 780-2691
(804) 343-1912 FAX

Executive Office
1745 Shea Center Drive, Suite 200
Highlands Ranch, Colorado 80129
(720) 283-6120
(720) 283-2452 FAX

Investor Services
E-Mail: ir@udrt.com
Website: www.udrt.com

Independent Auditors
Ernst & Young LLP
901 East Cary Street
Richmond, Virginia 23219

Transfer Agent
Mellon Investor Services LLC
One Mellon Bank Center
500 Grant Street, Room 2122
Pittsburgh, Pennsylvania 15258
Investor Information: (888) 237-5723

Common Shareholders
As of January 31, 2003, United Dominion had 7,486 common shareholders of record.

Associates
As of January 31, 2003, United Dominion had 1,934 full and part-time associates.

Annual Meeting
The Annual Meeting of Shareholders is scheduled for Tuesday, May 6, 2003, at 4:00 p.m., at the Jefferson Hotel in Richmond, Virginia. All shareholders are cordially invited to attend.

Member
National Association of Real Estate Investment Trusts (NAREIT)
National Apartment Association
National Multi-Housing Council
The Real Estate Roundtable

Investor Services
For copies of United Dominion's Annual Report on Form 10-K, as reported to the Securities and Exchange Commission (provided without charge), or other investor assistance, please call, write, or e-mail Investor Services at the executive office, or refer to the website.

Dividend Reinvestment and Stock Purchase Plan
United Dominion offers its common and preferred shareholders the opportunity to purchase additional shares of common stock through the Dividend Reinvestment and Stock Purchase Plan. Information regarding the Plan can be obtained by contacting Investor Services.

Common Stock Price
The table below sets forth the range of the high and low sales prices per share for each quarter of the last two years. Dividend information reflects distributions declared for each calendar quarter and paid approximately one month after the end of the quarter.

2002	High	Low	Common Distributions Declared
1st Quarter	$16.01	$13.94	$.2775
2nd Quarter	16.81	15.23	.2775
3rd Quarter	16.65	13.18	.2775
4th Quarter	16.42	13.66	.2775

2001	High	Low	Common Distributions Declared
1st Quarter	$12.70	$10.56	$.2700
2nd Quarter	14.38	11.90	.2700
3rd Quarter	14.60	13.72	.2700
4th Quarter	14.85	13.86	.2700

Stock Listing
New York Stock Exchange (NYSE)
Symbols: UDR (Common)
UDRpfB (Preferred)

Corporate Information


UNITED DOMINION
Realty Trust
26 YEARS OF GROWING DIVIDENDS
OCTOBER
24
THURSDAY

(PICTURED LEFT TO RIGHT)
Christopher D. Genry, Jon A. Grove, James D. Klingbeil, Ella S. Neyland, Richard Grasso (Chairman, NYSE), John P. McCann, Thomas W. Toomey, Robert C. Larson, Mark J. Sandler, Lynne B. Sagalyn, Robert P. Freeman, Robert W. Scharar, R. Toms Dalton, Jr.

BOARD OF DIRECTORS

R. Toms Dalton, Jr.[4]
Partner, Allen & Carwile
Attorneys at Law, Waynesboro

Robert P. Freeman[2]
President and Managing Member
Landfall Capital LLC
New York

Jon A. Grove[3]
Former President and Chief Executive Officer of ASR Investment Corp., Tucson

James D. Klingbeil[1,3]
Vice Chairman of the Board, Chairman and Chief Executive Officer of American Apartment Communities III
San Francisco

Robert C. Larson[1]
Chairman of the Board, Managing Director
Lazard Fréres & Co. LLC
New York

John P. McCann
Chairman Emeritus
Private Investor, Richmond

Lynne B. Sagalyn[2]
Director of the M.B.A. Real Estate Program
Columbia University Graduate School of Business, New York

Mark J. Sandler[4]
Private Investor, New York

Robert W. Scharar[2]
President
FCA Corporation, Houston

Thomas W. Toomey[1]
President and
Chief Executive Officer

1—Executive Committee
2—Audit Committee
3—Compensation Committee
4—Corporate Governance/Nominating Committee

SENIOR OFFICERS

Executive Officers

Thomas W. Toomey
President and
Chief Executive Officer

W. Mark Wallis
Senior Executive Vice President
Legal, Acquisitions, Dispositions, & Development

G. Daniel Adams, Jr.
Executive Vice President
Operational Strategy

Christopher D. Genry
Executive Vice President and
Chief Financial Officer

Ella S. Neyland
Executive Vice President
Treasurer & Investor Relations

Martha R. Carlin
Senior Vice President
Operations

Kevin M. McCabe
Senior Vice President
Real Estate Operations

Senior Vice Presidents

Lester C. Boeckel
Acquisitions & Dispositions

Thomas J. Corcoran
Human Resources

Richard A. Giannotti
Development & Acquisitions
Eastern Region

Patrick S. Gregory
Chief Information Officer

Rodney A. Neuheardt
Finance

Scott A. Shanaberger
Chief Accounting Officer

Thomas A. Spangler
Business Development

Mark E. Wood
Development & Acquisitions
Western Region

Vice Presidents & Area Directors

Ann W. Beal
West Coast

Cheryl T. Ducote
South Texas

Louis N. Kovalsky
Atlantic Coast

Thomas E. Lamberth
Southeast

Cheryl F. Pucci
North Texas

Dennis E. Sandidge
Florida

Vice Presidents

Matthew T. Akin
Acquisitions & Dispositions

R. Bruce Blanton
Information Systems

Gregory M. Duggan
Construction

Terry D. Fulbright
Senior Business Analyst

David F. Houghton
Purchasing

David L. Messenger
Controller

Susan K. Northcutt
Training

Mary Ellen Norwood
Corporate Secretary
Legal Administration

Michael B. Rogers
Property Tax Administration

R. L. Ross III
Acquisitions & Dispositions

Milton A. Scott, Jr.
Acquisitions & Dispositions

Timothy E. Stumm
Real Estate Operations

UNITED DOMINION
Realty Trust

Designed by Curran & Connors, Inc. / www.curran-connors.com | Property photography by John Bernhard Portrait photography by David X. Tejada

UNITED DOMINION

Realty Trust

Corporate Headquarters
400 East Cary Street
Richmond, Virginia 23219
Tel.: 804-780-2691

Executive Office
1745 Shea Center Drive, Suite 200
Highlands Ranch, Colorado 80129
Tel.: 720-283-6120

www.udrt.com